As filed with the Securities and Exchange Commission on December 14, 2009

Registration No. 333-163204

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Conseco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6321	75-3108137
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6708
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Karl W. Kindig, Esq.
Secretary
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6708
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:

Gary Horowitz, Esq. Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Deanna Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
     (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of		Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Amount to be Registered(2)	Per Share(3)	Price(2)	Registration Fee(4)
Common Stock, par value $0.01 per share (and associated Preferred Stock Purchase Rights)(1)	49,500,000 shares	$4.73	$234,135,000	$13,065

(1)	Includes the associated preferred stock purchase rights, which (a) are not currently separable from the shares of Common Stock and (b) are not currently exercisable.
(2)	Includes shares to be sold upon exercise of the underwriters’ option.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(4)	A registration fee of $12,834 has already been paid by the registrant with respect to the securities being registered hereunder. Pursuant to Rule 457(p), the registrant is offsetting such amount that has already been paid against the $13,065 registration fee relating to such securities.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED DECEMBER 14, 2009 (Subject to Completion)

45,000,000 Shares

Conseco, Inc.

COMMON STOCK

Conseco, Inc. is offering 45,000,000 shares of its common stock.

The common stock is listed on the New York Stock Exchange under the symbol “CNO.” On December 11, 2009, the reported last sale price of the common stock on the New York Stock Exchange was $4.75 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds
	Public	Commissions	to Conseco

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 4,500,000 shares from us to cover over-allotments, if any, within 30 days of the date of this prospectus.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2009.

MORGAN STANLEY

Credit Suisse
FBR Capital Markets
Macquarie Capital

          , 2009

Conseco, Inc., a Delaware corporation (“CNO”), became the successor to Conseco, Inc., an Indiana corporation (our “predecessor company”), in connection with our bankruptcy reorganization which became effective on September 10, 2003 (the “Effective Date”). The terms “Conseco,” “we,” “us,” and “our” as used in this prospectus refer to CNO and its subsidiaries or, when the context requires otherwise, our predecessor company and its subsidiaries.

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

State insurance holding company statutes applicable to us generally provide that no person may acquire control of us, and thus indirect control of our insurance subsidiaries, without prior approval of the relevant state insurance commissioners. Generally, any person who acquires beneficial ownership of 10% or more of our outstanding voting securities would be presumed to have acquired such control unless the relevant state insurance commissioners upon application determine otherwise. Beneficial ownership includes the acquisition, directly or indirectly (by revocable proxy or otherwise), of our voting shares. If any person acquires 10% or more of the outstanding shares of common stock in violation of such provisions, our insurance subsidiaries or the state insurance commissioners are entitled to injunctive relief, including enjoining any proposed acquisition, or seizing shares of common stock owned by such person, and such shares of common stock would not be entitled to be voted.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we and our predecessor company have filed annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov or through our website at www.conseco.com. However, the information on our web site does not constitute a part of this prospectus. Our web site address and that of the SEC are intended to be inactive textual references only.

In this document, we “incorporate by reference” the information that we have filed with the SEC, which means that we can disclose important information to you by referring you to a document we filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008 (including information specifically incorporated therein by reference from our definitive proxy statement on Schedule 14A filed with the SEC on April 23, 2009);

•	our quarterly reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•	our current reports on Form 8-K filed on January 20, 2009, February 23, 2009, March 17, 2009, March 24, 2009 (Item 5.02 only), March 31, 2009 (the Item 1.01 Form 8-K only), April 8, 2009, May 4, 2009, May 13, 2009 (the Item 8.01 Form 8-K only), May 15, 2009, May 21, 2009 (the Item 8.01 Form 8-K only), June 22, 2009, June 26, 2009, July 23, 2009, August 31, 2009, September 8, 2009, October 13, 2009 (excluding Item 7.01), October 19, 2009, November 13, 2009 and December 9, 2009 (the Items 1.01 and 2.03 Form 8-K only).

You may request copies of the filings, at no cost, by writing to the following address or calling the following telephone number: Investor Relations, Conseco, Inc., 11825 N. Pennsylvania Street, Carmel, Indiana 46032, (317) 817-2893.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. You should rely only upon the information provided in this prospectus or incorporated in this prospectus by reference. Conseco has not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by the use of terms such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “project,” “intend,” “may,” “will,” “would,” “contemplate,” “possible,” “attempt,” “seek,” “should,” “could,” “goal,” “target,” “on track,” “comfortable with,” “optimistic” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other “forward-looking” information based on currently available information. The “Risk Factors” section of this prospectus provides examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, among other things:

•	our ability to continue to satisfy the financial ratio and balance requirements and other covenants of the Second Amended and Restated Credit Agreement dated as of October 10, 2006 among Conseco, Inc., Bank of America, N.A., as Agent, J.P. Morgan Chase Bank, N.A., as Syndication Agent, and other parties (referred to hereinafter as the senior credit agreement); as amended by Amendment No. 1 thereto dated June 12, 2007, Amendment No. 2 thereto dated March 30, 2009, and Amendment No. 3 thereto dated December 8, 2009 (which will become effective on the closing of this offering).

•	liquidity issues associated with the right of holders of our 3.50% convertible debentures due 2035 to require us to repurchase such debentures on September 30, 2010;

•	general economic, market and political conditions, including the performance and fluctuations of the financial markets which may affect our ability to raise capital or refinance our existing indebtedness and the cost of doing so;

•	our ability to generate sufficient liquidity to meet our debt service obligations and other cash needs;

•	our ability to obtain adequate and timely rate increases on our supplemental health products, including our long-term care business;

•	the receipt of any required regulatory approvals for dividend and surplus debenture interest payments from our insurance subsidiaries;

•	mortality, morbidity, the increased cost and usage of health care services, persistency, the adequacy of our previous reserve estimates and other factors which may affect the profitability of our insurance products;

•	changes in our assumptions related to the cost of policies produced or the value of policies in force at the Effective Date;

•	the recoverability of our deferred tax assets and the effect of potential ownership changes and tax rate changes on its value;

•	our assumption that the positions we take on our tax return filings, including our position that the new debentures (as defined below) will not be treated as stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and will not trigger an ownership change, will not be successfully challenged by the Internal Revenue Service (the “IRS”);

•	changes in accounting principles and the interpretation thereof;

•	our ability to achieve anticipated expense reductions and levels of operational efficiencies including improvements in claims adjudication and continued automation and rationalization of operating systems;

•	performance and valuation of our investments, including the impact of realized losses (including other-than-temporary impairment charges);

•	our ability to identify products and markets in which we can compete effectively against competitors with greater market share, higher ratings, greater financial resources and stronger brand recognition;

•	the ultimate outcome of lawsuits filed against us and other legal and regulatory proceedings to which we are subject;

•	our ability to complete the remediation of the material weakness in internal controls over our actuarial reporting process and to maintain effective controls over financial reporting;

•	our ability to continue to recruit and retain productive agents and distribution partners and customer response to new products, distribution channels and marketing initiatives;

•	our ability to achieve eventual upgrades of the financial strength ratings of Conseco and our insurance company subsidiaries as well as the impact of rating downgrades on our business and our ability to access capital;

•	the risk factors or uncertainties listed from time to time in our filings with the SEC;

•	regulatory changes or actions, including those relating to regulation of the financial affairs of our insurance companies, such as the payment of dividends and surplus debenture interest to us, regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulation of the sale, underwriting and pricing of products, and health care regulation affecting health insurance products; and

•	changes in the Federal income tax laws and regulations which may affect or eliminate the relative tax advantages of some of our products.

Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus, and the financial data and related notes that are incorporated by reference, before making an investment decision.

You should pay special attention to the “Risk Factors” section beginning on page 11 of this prospectus in determining whether an investment in our common stock is appropriate for you.

Our Business

We are a holding company for a group of insurance companies operating throughout the United States that develop, market and administer supplemental health insurance, annuity, individual life insurance and other insurance products. We serve America’s middle-income consumers, with a focus on seniors. We believe this is an attractive, underserved, high growth market. We sell our products through three distribution channels: career agents, professional independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.

As of September 30, 2009, we had $3.3 billion of shareholders’ equity and $30.3 billion of assets. For the nine months ended September 30, 2009, we had $3.3 billion of revenues and $67.5 million of net income, compared to the nine months ended September 30, 2008, for which we had $3.1 billion of revenues and $679 million of net losses.

We manage our business through the following three primary operating segments: Bankers Life, Colonial Penn and Conseco Insurance Group, which are defined on the basis of product distribution, and corporate operations, which consists of holding company activities and certain noninsurance company businesses that are not part of our other segments. Prior to the fourth quarter of 2008, we had a fourth operating segment comprised of other business in run-off. The other business in run-off segment had included blocks of business that we no longer market or underwrite and were managed separately from our other businesses. Such segment had consisted primarily of long-term care insurance sold in prior years through independent agents. As a result of the transfer of the stock of Senior Health Insurance Company of Pennsylvania (“Senior Health”) by Conseco and CDOC, Inc. (“CDOC”), a wholly owned subsidiary of Conseco, to Senior Health Care Oversight Trust, an independent trust, in November 2008, a substantial portion of the long-term care business in the former other business in run-off segment is presented as discontinued operations in our consolidated financial statements for the periods prior to 2009.

Bankers Life, which consists of the business of Bankers Life and Casualty Company, markets and distributes health and life insurance products and annuities to the middle-income senior market through a dedicated field force of over 5,600 career agents and sales managers supported by a network of over 150 community-based branch offices. Products include Medicare supplement insurance, life insurance, fixed annuities and long-term care insurance. Bankers Life also markets and distributes Medicare Part D prescription drug plans through a distribution and reinsurance arrangement with Coventry Health Care and Medicare Advantage plans primarily through a distribution arrangement with Humana Inc.

Colonial Penn, which consists of the business of Colonial Penn Life Insurance Company (“Colonial Penn”), markets primarily graded benefit and simplified issue life insurance directly to customers through television advertising, direct mail, the internet and telemarketing. Colonial Penn markets its products under its own brand name.

Conseco Insurance Group, which markets and distributes specified disease insurance, accident, disability, life insurance and annuities to middle-income consumers at home and at the worksite. These products are marketed through Performance Matters Associates, Inc., a wholly owned subsidiary, and through independent marketing organizations and insurance agencies. Products being marketed by Conseco Insurance Group are underwritten by Conseco Insurance Company, Conseco Health Insurance Company and Washington National Insurance Company. This segment also includes blocks of long-term care and other insurance business, in these companies and in Conseco Life Insurance Company, which we no longer market.

The following table sets forth information on our segments for the nine months ended September 30, 2009 (dollars in millions):

			Income (Loss)
	Collected Premiums		before
	$	Percentage	Income Taxes

Bankers Life	$2,316.1	73%	$161.1
Colonial Penn	144.2	5	26.2
Conseco Insurance Group	702.5	22	74.6
Corporate	—	—	(106.0)

Total	$3,162.8	100%	$155.9

Our principal executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number at this location is (317) 817-6100. Our website is www.conseco.com. Information on our website should not be construed to be part of this prospectus.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CNO.”

Competitive Strengths

We believe our competitive strengths have enabled and will continue to enable us to capitalize on the opportunities in our target markets. These strengths include the following:

Growing Distribution Force Enables Us to Access Our Middle-Income Market Customers.  We are able to reach our customers through a growing distribution force consisting of:

•	over 5,600 Bankers Life career agents and sales managers who are trained to cater to the needs of the senior market. These agents sell a number of products such as supplemental health coverage, including Medicare supplement, Medicare Advantage and Medicare Part D products and long-term care insurance, as well as selected life and annuity products that are important to the financial well-being of seniors. This agency force typically visits the home of a policyholder or potential policyholder, which helps develop strong personal relationships;

•	over 800 agents with Performance Matters Associates, Inc., as well as the other agents associated with our Conseco Insurance Group segment, who specialize in the sale of supplemental health products which customers can purchase at home or through their worksite. These agents sell specified disease insurance, such as cancer and heart/stroke products, as well as accident, disability and life insurance to middle-income customers; and

•	Colonial Penn’s direct contacts with customers through direct mail, television advertising and the Internet.

Products Designed for the Needs of Middle-Income Customers.  We primarily sell small face amount risk protection products to our middle-income customers. We do not market variable life or variable annuity business, nor do we market other products such as guaranteed investment products that could increase the liquidity risk to our insurance companies.

Leading National Provider of Life and Health Insurance Products to the Senior Market.  Our Bankers Life segment is one of the leading national providers of life and health insurance products focused primarily on the senior market. The career agents with Bankers Life provide a number of products such as supplemental health coverage, including Medicare supplement, Medicare Advantage and Medicare Part D products and long-term care insurance, as well as selected life and annuity products that are important to the financial well-being of seniors.

According to the most recently published report on Medicare supplement insurance by the National Association of Insurance Commissioners, we were ranked fourth in direct premiums earned of individual Medicare supplement insurance in 2008. Our approximately 5,600 career agents and sales managers are trained to cater to the needs of the senior market. Current demographic trends indicate that the senior market will continue to grow, and we believe our focus on seniors will provide us with a significant opportunity to increase our share of this market.

Experienced Management with a Proven Track Record.  We have a strong, experienced senior management team. The nine members of our senior management team have, on average, more than 20 years of industry experience. We have made significant changes to our management team in recent years and it has been strengthened by the addition of many experienced industry executives, led by C. James Prieur, who has served as Chief Executive Officer since September 2006. Before joining Conseco, Mr. Prieur had been with Sun Life Financial, Inc. since 1979, where he served in a variety of investment management positions before being promoted to senior vice president and general manager for all U.S. operations of Sun Life Financial in 1997. Mr. Prieur became corporate president and chief operating officer of Sun Life Financial, Inc. in 1999, and he served in that capacity until joining Conseco.

Our Strategy

Our mission is to be a premier provider of life insurance, supplemental health products and annuities to America’s middle-income consumers with a focus on seniors and to provide value to our shareholders. We believe we can accomplish this mission through the effective execution of the following strategies:

•	Remain focused on the Needs of Our Middle Income Market Customers. We define our business by our target markets and not by our products. We continue to adapt our distribution, product offerings and product features to the evolving needs of our middle income and senior customers. We provide a broad range of middle market products to meet the protection needs of our customers and to provide them with longevity solutions. We are able to reach our customers through our career agents and independent agent relationships, directly, through our Colonial Penn direct distribution platform, and at work, through our worksite marketing channel.

•	Expand and Improve the Efficiency of our Distribution Channels. The continued development and maintenance of our distribution channels is critical to our continued sales growth. We dedicate substantial resources to the recruitment, development and retention of our Bankers Life career agents and seek to maximize their productivity by providing them with high quality leads for new business opportunities. Investments in our Colonial Penn direct distribution platform have enabled us to achieve significant sales growth since 2004. In our Conseco Insurance Group segment, we have refocused efforts on supplemental health and life insurance products to utilize the competitive strengths of our wholly owned distributor, Performance Matters Associates, Inc.

•	Seek Profitable Growth. We continue to pursue profitable growth opportunities in the middle income market. We focus on marketing and selling products that meet the needs of our customers and we believe it will enable us to provide long-term value for our shareholders. As part of this strategy, we have de-emphasized products with return characteristics that we consider to be inadequate.

•	Pursue Operational Efficiencies and Cost Reduction Opportunities. We seek to strengthen our competitive position with a focus on cost control and enhanced operational efficiency. Our efforts include:

•	improvements to our policy administration processes and procedures to reduce costs and improve customer service;

•	continued consolidation of policy processing systems, including conversions and elimination of systems;

•	streamlining administrative procedures and consolidating processes across the enterprise to reduce personnel costs; and

•	eliminating expenses associated with the marketing of those products that do not meet our return objectives.

•	Strengthen Our Financial Profile. In response to the challenging economic environment and to our financial situation, our management team has taken several capital and risk management initiatives to enhance our capital and liquidity position and to improve our profitability. These initiatives included entering into agreements to sell new convertible debentures and shares of our common stock and warrants. The initial phase of these recapitalization transactions was completed on November 13, 2009. See “— Recent Developments.” The proceeds of these recapitalization transactions are being used to refinance our 3.50% Convertible Debentures and to decrease the outstanding indebtedness under our senior credit agreement, with the remaining amounts available for general corporate purposes. In addition, we have pursued several reinsurance transactions, which have improved the capitalization of our life insurance subsidiaries and have served to offset the negative effects of the adverse economic and investment environment.

•	Continue to manage and reduce the risk profile of our business where possible. We actively manage the risks associated with our business and have taken several steps to reduce the risk profile of our business. In the fourth quarter of 2007, we completed a transaction to coinsure 100 percent of a block of inforce equity-indexed annuity and fixed annuity business sold through our independent distribution channel. Such business was largely out of the surrender charge periods and had policyholder account balances in excess of $2.5 billion. This transaction significantly reduced the asset and liability risks associated with this business. In the fourth quarter of 2008, we transferred the stock of Senior Health to an independent trust, eliminating our exposure to a substantial block of long-term care business previously included in our run-off segment. In 2009, we began coinsuring a significant portion of the new long-term care business written through our Bankers Life segment. These transactions have reduced our exposure to long-term care business that has produced volatile earnings in the past.

We have purposefully avoided products like variable life, variable annuity and guaranteed investment contracts that we believe would expose us to risks that are not commensurate with potential profits. We plan to continue to emphasize products that are straight forward and have a lower risk profile. We believe such products meet various needs of the middle income markets we serve. We will continue to manage the investment risks associated with our insurance business by:

•	maintaining a largely investment-grade, diversified fixed-income portfolio;

•	maximizing the spread between the investment income we earn and the yields we pay on investment products within acceptable levels of risk; and

•	continually tailoring our investment portfolio to consider expected liability durations, cash flows and other requirements.

•	Capitalize on favorable trends in our markets. It is our vision to be a premier provider of insurance products to America’s middle-income families and seniors. We believe our middle-income target market is underserved by the financial services industry. In addition, our focus on seniors provides us with significant growth opportunities as an estimated 78 million “baby boomer” Americans born between 1946 and 1964 plan for retirement and become eligible for Medicare. Our middle-income market consumers are impacted by a number of trends, including:

•	increased life expectancy;

•	discontinuance or reduction in employer-sponsored benefit programs;

•	rising healthcare costs; and

•	projected gaps between the needs of seniors and amounts provided by government-sponsored plans such as Social Security and Medicare.

We believe that our focus on middle-income families and seniors will position us favorably to capitalize on the future growth in these markets.

Recent Developments

Settlement of Cash Tender Offer

On November 13, 2009, we completed our previously announced cash tender offer (the “Tender Offer”) for any and all of the $293.0 million aggregate principal amount of our 3.50% Convertible Debentures due September 30, 2035 (the “existing debentures”). As of 12:00 midnight, New York City time, on November 12, 2009, the expiration date of the Tender Offer, $176.5 million aggregate principal amount (approximately 60.2% of the outstanding aggregate principal amount immediately prior to the expiration date) of the existing debentures were validly tendered and not withdrawn. The aggregate consideration for the existing debentures accepted by us in the Tender Offer, plus accrued and unpaid interest thereon, was $177.2 million. Following the settlement of the Tender Offer, there is $116.5 million aggregate principal amount of the existing debentures outstanding.

First Issuance of New Debentures

On November 13, 2009, we issued $176.5 million aggregate principal amount of our 7.0% Convertible Senior Debentures due 2016 (the “new debentures”) in the initial closing of our previously announced private offering of new debentures to Morgan Stanley & Co. Incorporated (“Morgan Stanley”), as the initial purchaser of the new debentures. The net proceeds from the initial closing of the offering of our new debentures were used to fund a substantial portion of the consideration payable in connection with the Tender Offer for the existing debentures. We expect to issue additional new debentures, and Morgan Stanley, as the initial purchaser, is required to purchase these additional new debentures, subject to the satisfaction of certain conditions, on the following dates:

•	the settlement date of any subsequent tender offers we make for outstanding existing debentures that expire before October 5, 2010;

•	September 30, 2010, the date on which we may be required by holders of the existing debentures, if any, to repurchase such existing debentures; and

•	October 5, 2010, if we elect to redeem any existing debentures that remain outstanding on such date.

The net proceeds from any subsequent closings of the new debentures offering will be used to fund a substantial portion of the aggregate consideration payable for existing debentures that we may repurchase or redeem in accordance with the terms of the existing debentures.

The new debentures are not convertible prior to June 30, 2013, except under limited circumstances. Commencing on June 30, 2013, the new debentures will be convertible into shares of our common stock at the option of the holder at any time, subject to certain exceptions and subject to our right to terminate such conversion rights under certain circumstances relating to the sale price of our common stock. If the holders elect to convert their new debentures upon the occurrence of certain changes of control of Conseco or certain other events, we will be required, under certain circumstances, to increase the conversion rate for such holders of the new debentures who convert in connection with such events. Initially, the new debentures will be convertible into 182.1494 shares of our common stock for each $1,000 principal amount of new debentures, which conversion rate is subject to adjustment following the occurrence of certain events in accordance with the terms of the indenture governing the new debentures.

On November 17, 2009, two investment funds managed by Paulson & Co. Inc. (“Paulson”) purchased $120.5 million aggregate principal amount of new debentures from Morgan Stanley, and other purchasers purchased the remaining $56.0 million aggregate principal amount of new debentures from Morgan Stanley. We have been informed by Morgan Stanley that the two funds managed by Paulson have entered into agreements with Morgan Stanley to purchase up to a total of $79.5 million additional aggregate principal amount of new debentures, and other purchasers have agreed to purchase up to the remaining $37.0 million aggregate principal amount of new debentures.

For a description of our offering of new debentures and the terms of the new debentures, see our current report on Form 8-K filed on October 19, 2009, and the exhibits thereto, which are incorporated by reference herein.

Issuance of Common Stock and Warrants to Paulson

On November 13, 2009, we also issued 16.4 million shares of our common stock and warrants to purchase 5.0 million shares of our common stock to several investment funds and accounts managed by Paulson in connection with our previously announced private placement of such securities to Paulson pursuant to a stock and warrant purchase agreement we entered into with Paulson on October 13, 2009. The aggregate purchase price was $77.9 million. After the payment of financial advisory and other offering expenses, we used $36.8 million to repay indebtedness under our senior credit agreement, pursuant to the terms of the senior credit agreement and $10.5 million to fund the portion of the settlement of the Tender Offer that was not funded by the issuance of new debentures. The remaining proceeds will be used:

•	to pay the portion of the purchase price, repurchase price or redemption price of the existing debentures that are (i) tendered in any subsequent issuer tender offer for the existing debentures, (ii) repurchased by us as required by the holders thereof on September 30, 2010 or (iii) redeemed by us on October 5, 2010 respectively; and

•	for general corporate purposes.

On November 13, 2009, concurrently with the completion of the private placement of our common stock and warrants, we entered into an investor rights agreement with Paulson, pursuant to which we granted to Paulson, among other things, certain registration rights with respect to certain securities and certain preemptive rights, and Paulson agreed to, among other things, certain restrictions on transfer of certain securities, certain voting limitations and certain standstill provisions.

After giving effect to the private placement of common stock, Paulson has informed us that it owns approximately 9.9% of our outstanding shares of common stock, including shares that Paulson previously acquired in open market transactions.

The warrants have an exercise price of $6.50 per share of common stock, subject to customary anti-dilution adjustments. Prior to June 30, 2013, the warrants are not exercisable, except under limited circumstances. Commencing on June 30, 2013, the warrants will be exercisable for shares of our common stock at the option of the holder at any time, subject to certain exceptions. The warrants expire on December 30, 2016.

Prior to our entering into the stock and warrant purchase agreement with Paulson, our board of directors deemed Paulson an “Exempted Entity” and therefore not an “Acquiring Person” (each as defined in our Section 382 rights agreement, dated as of January 20, 2009, that we entered into with American Stock Transfer & Trust Company, LLC, as rights agent (the “Section 382 Rights Agreement”)) for purposes of our Section 382 Rights Agreement, with respect to the 16.4 million shares of common stock, any shares of common stock issued upon exercise of the warrants, any common stock issued upon conversion of any new debentures owned by Paulson, as well as the shares of common stock Paulson owned as of the date of the stock and warrant purchase agreement. See “Description of Capital Stock — Section 382 Rights Agreement.”

For a detailed description of the warrants and the stock and warrant purchase agreement and the investor rights agreement, see our current report on Form 8-K filed on October 13, 2009, and the exhibits thereto, which are incorporated by reference herein.

Reinsurance Agreement

On November 20, 2009, we announced a new agreement under which Bankers Life will coinsure, with an effective date of October 1, 2009, about 237,000 life insurance policies with Wilton Reassurance Company (“Wilton Re”). Wilton Re will pay a ceding commission of approximately $45 million and 50% coinsure these policies, which will continue to be administered by Bankers Life. This transaction is expected to increase Conseco’s consolidated risk-based capital ratio by 9 percentage points, along with increasing statutory capital by the amount of the ceding commission. The transaction, which is subject to the approval of insurance regulators in Illinois and Wisconsin, is expected to be completed in the fourth quarter of 2009.

Amendment of Senior Credit Amendment

On December 8, 2009, we entered into Amendment No. 3 to our senior credit agreement. The amendment will become effective upon the closing of this offering. The changes made by the amendment include, without limitation, the following:

•	the minimum risk-based capital ratio requirement will remain at 200% through December 31, 2010 and will increase to 225% for 2011 and 250% for 2012 (the risk-based capital requirement is currently scheduled to return to 250% after June 30, 2010);

•	the required minimum level of statutory capital and surplus will remain at $1.1 billion through December 31, 2010 and will increase to $1.2 billion for 2011 and $1.3 billion for 2012 (the required minimum level of statutory capital and surplus is currently scheduled to return to $1.27 billion after June 30, 2010);

•	the interest coverage ratio requirement will remain at 1.5x through December 31, 2010 and will increase to 1.75x for 2011 and 2.0x for 2012 (the interest coverage ratio requirement is currently scheduled to return to 2.0x after June 30, 2010); and

•	the debt to total capital ratio requirement will remain at 32.5% through December 31, 2009 and will decrease to 30.0% thereafter (the debt to total capital ratio requirement is currently scheduled to return to 30.0% after June 30, 2010).

We have agreed to pay $150.0 million of the first $200 million of net proceeds from this offering to the lenders and, in addition, to pay 50% of any net proceeds in excess of $200.0 million from this offering. The credit agreement currently requires us to pay 50% of the net proceeds of any equity issuance to the lenders.

The amendment eliminates the excess cash flow sweep and modifies our principal repayment schedule, which currently is 1% of the initial principal balance each year, to eliminate any principal payments in 2010 and provides for principal payments of $35 million in 2011, $40 million in 2012 and $40 million in 2013. The current principal balance of the senior credit agreement (after giving effect to the principal repayment on November 13, 2009 as described above) is $817.8 million, and the senior credit agreement matures in October 2013.

The amendment also provides that the 1% payment in kind, or PIK, interest that has accrued since March 30, 2009 as an addition to the principal balance under the senior credit agreement will be replaced with an equal amount of cash interest. The amount of accrued PIK interest (expected to be approximately $6 million) will be paid in cash when the amendment becomes effective. The deletion of the 1% PIK interest and the payment of an equal amount of cash interest will not impact reported interest expense. The amendment will become effective on the date, on or before January 15, 2010 (unless extended by the agent for the lenders), on which we make the principal payment described above from the net proceeds of this offering. In connection with the amendment, we expect to incur approximately $2.3 million of fees and expenses and to write off approximately $1 million of unamortized debt issuance costs.

THE OFFERING

Issuer	Conseco, Inc., a Delaware corporation.

Common stock offered	45,000,000 shares of common stock (49,500,000 shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 4,500,000 additional shares of our common stock at the offering price to cover over-allotments.

Common stock outstanding after this offering	247,033,716 shares of common stock (251,533,716 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $ million, or $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use $150.0 million plus 50% of the net proceeds in excess of $200.0 million (if any) to repay indebtedness under our senior credit agreement, as required by Amendment No. 3 to our senior credit agreement, which will become effective upon the closing of this offering. We intend to use the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 11 of this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We are prohibited from paying cash dividends pursuant to the terms of our senior credit agreement.

New York Stock Exchange symbol	CNO

Unless we specifically state otherwise, information in this prospectus regarding the number of shares of our common stock outstanding after this offering includes 747,500 shares of restricted stock issued but not yet vested under our amended and restated long-term incentive plan and excludes (a) the shares of our common stock issuable upon conversion of the existing debentures; (b) the 53,369,775 shares of our common stock issuable upon conversion of the new debentures, assuming that we issue the full $293.0 million aggregate principal amount of new debentures (not including any additional shares issuable upon conversion in connection with a make whole adjustment event); (c) the 5,000,000 shares of our common stock issuable upon exercise of the warrants issued to Paulson; and (d) the 22,962,436 shares reserved for issuance pursuant to our stock plans.

Unless we specifically state otherwise, information in this prospectus regarding the number of shares of our common stock outstanding after this offering also assumes that the underwriters do not exercise their option to purchase up to 4,500,000 additional shares of our common stock within 30 days of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial data for Conseco, Inc. as of and for the nine months ended September 30, 2009 and 2008, and as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. We derived the historical financial data as of September 30, 2009 and 2008 and for the nine-month periods ended September 30, 2009 and 2008 from our unaudited interim consolidated financial statements incorporated by reference herein which, in the opinion of our management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods (except for the data as of and for the nine months ended September 30, 2009, which reflects the adoption of new accounting guidance on other-than-temporary impairments effective January 1, 2009). Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. Historical results are not necessarily indicative of future performance. The data should be read in conjunction with the information under “Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operation” and our consolidated financial statements and related notes contained in the documents incorporated by reference in this prospectus.

We have prepared the selected financial data, other than statutory data, in conformity with generally accepted accounting principles. We have derived the statutory data from the statements filed by our insurance subsidiaries with regulatory authorities and have prepared the statutory data in accordance with statutory accounting practices, which vary in certain respects from generally accepted accounting principles (“GAAP”).

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(amounts in millions, except per share data)

Statement of Operations Data(a)
Insurance policy income	$2,346.1	$2,436.9	$3,253.6	$2,895.7	$2,696.4	$2,620.9	$2,611.2
Net investment income	970.9	862.8	1,178.8	1,369.8	1,350.8	1,222.8	1,178.8
Net realized investment gains (losses)	(43.5)	(169.4)	(262.4)	(158.0)	(46.6)	(3.3)	36.7
Total revenues	3,283.7	3,144.1	4,189.7	4,131.3	4,019.8	3,865.1	3,848.2
Interest expense	87.8	80.5	106.5	125.3	81.0	61.0	79.5
Total benefits and expenses	3,127.8	3,134.2	4,186.0	4,149.3	3,860.6	3,462.1	3,470.3
Income (loss) before income taxes, minority interest, discontinued operations and cumulative effect of accounting change	155.9	9.9	3.7	(18.0)	159.2	403.0	377.9
Income tax expense	88.4	333.7	413.3	61.1	58.3	143.1	132.5
Income (loss) before discontinued operations	67.5	(323.8)	(409.6)	(79.1)	100.9	259.9	245.4
Discontinued operations, net of income taxes	—	(355.2)	(722.7)	(105.9)	.3	51.1	44.3
Net income (loss)	67.5	(679.0)	(1,132.3)	(185.0)	101.2	311.0	289.7
Preferred stock dividends	—	—	—	14.1	38.0	38.0	65.5
Net income (loss) applicable to common stock	67.5	(679.0)	(1,132.3)	(199.1)	63.2	273.0	224.2
Per Share Data
Income (loss) before discontinued operations, basic	$.37	$(1.76)	$(2.22)	$(.54)	$.42	$1.47	$1.36
Income (loss) before discontinued operations, diluted	$.36	$(1.76)	$(2.22)	$(.54)	$.41	$1.40	$1.31
Net income, basic	$.37	$(3.68)	$(6.13)	$(1.15)	$.42	$1.81	$1.70
Net income, diluted	$.36	$(3.68)	$(6.13)	$(1.15)	$.41	$1.68	$1.59
Book value per common share outstanding	$18.03	$14.70	$8.82	$23.03	$26.64	$25.45	$21.34
Weighted average shares outstanding for basic earnings	184.8	184.7	184.7	173.4	151.7	151.2	132.3

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(amounts in millions, except per share data)

Weighted average shares outstanding for diluted earnings	185.3	184.7	184.7	173.4	152.5	185.0	155.9
Shares outstanding at period-end	184.9	184.7	184.8	184.7	152.2	151.5	151.1
Balance Sheet Data — at Period End(a)(b)
Total investments	$21,603.9	$19,738.5	$18,647.5	$21,324.5	$23,768.8	$23,424.6	$22,169.5
Total assets	30,269.0	32,367.7	28,763.3	33,961.5	33,580.2	32,871.0	31,478.0
Corporate notes payable	1,261.9	1,168.0	1,311.5	1,167.6	966.4	809.4	768.0
Total liabilities	26,935.3	29,651.4	27,133.3	29,709.2	28,858.6	28,347.4	27,586.1
Shareholders’ equity	3,333.7	2,716.3	1,630.0	4,252.3	4,721.6	4,523.6	3,891.9
Statutory Data — at Period End(c)
Statutory capital and surplus	$1,285.1	$1,330.8	$1,311.5	$1,336.2	$1,554.5	$1,603.8	$1,510.0
Asset valuation reserve (“AVR”)	23.1	99.3	55.0	161.3	179.1	142.7	117.0
Total statutory capital and surplus and AVR	1,308.2	1,430.1	1,366.5	1,497.5	1,733.6	1,746.5	1,627.0

(a)	Our financial condition and results of operations have been significantly affected during the periods presented by our discontinued operations. Please refer to the notes to the consolidated financial statements incorporated herein by reference.
(b)	The balance sheet data as of September 30, 2008 has been retrospectively adjusted as a result of our adoption, effective January 1, 2009, of authoritative guidance requiring issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to separately account for the liability and equity components in a manner that reflects the entity’s non-convertible debt borrowing rate when interest cost is recognized.
(c)	We have derived the statutory data from statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with statutory accounting principles, which vary in certain respects from GAAP, and include amounts related to our discontinued operations in the nine months ended September 30, 2008, and the years ended December 31, 2007, 2006, 2005 and 2004.

RISK FACTORS

Your investment in our common stock involves risks.  You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and you may lose all or part of your investment. In addition, please read “Cautionary Note on Forward-Looking Statements” in this prospectus where we describe additional uncertainties associated with our business and the “Forward-Looking Statements” incorporated by reference in this prospectus.

Risks Related to Our Business

We have substantial indebtedness, which may have an adverse effect on our business or limit our ability to take advantage of business, strategic or financing opportunities.

As of September 30, 2009, we had aggregate principal amount of indebtedness of $1.27 billion, consisting of the borrowings under the senior credit agreement, the existing debentures and a Senior Health note. After giving effect to the transactions described in “Summary — Recent Developments” and this offering and the application of the proceeds of this offering as described in “Use of Proceeds,” as of September 30, 2009, our aggregate indebtedness would have been $      million. See “Capitalization.”

As disclosed in detail in the Form 10-K for the year ended December 31, 2008 and Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and under risk factors set forth below, our senior credit agreement contains various restrictive covenants and required financial ratios that we must meet or maintain and that limit our operating flexibility. Our current credit ratings may adversely affect our ability to access capital and may increase the cost of such capital, which could have a material adverse effect on our financial condition and results of operations. These covenants place significant restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare all outstanding borrowings, accrued interest and fees to be immediately due and payable. In such event, the holders of our existing debentures outstanding, our new debentures outstanding and the Senior Health note could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness. Absent sufficient liquidity to repay our indebtedness, our management may conclude that there is substantial doubt regarding our ability to continue as a going concern, in which case, we would also be precluded from subsequent issuances of new debentures. Our senior credit agreement also imposes restrictions that limit our ability to take certain actions. Absent a waiver or modification by the lenders under the senior credit agreement, these restrictions impact the manner in which we operate our business.

If we fail to pay interest or principal on the existing debentures or the new debentures, we will be in default under the applicable indenture governing such debentures. A default under either indenture could also lead to a default under agreements governing our existing and future indebtedness, including under our senior credit agreement. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay our indebtedness.

Our senior credit agreement contains various restrictive covenants and required financial ratios that limit our operating flexibility; our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.

As of September 30, 2009, we had $854.6 million principal amount of debt outstanding under our senior credit agreement. After giving effect to the transactions described in “Summary — Recent Developments” and this offering and the application of the proceeds of this offering as described in “Use of Proceeds,” as of September 30, 2009, our aggregate indebtedness under our senior credit agreement would have been $      million. See “Capitalization.”

Pursuant to our senior credit agreement, we agreed to a number of covenants and other provisions that restrict our ability to borrow money and pursue some operating activities without the prior consent of the lenders. We also agreed to meet or maintain various financial ratios and balances. Our ability to meet these financial tests and maintain ratings may be affected by events beyond our control. There are several conditions or circumstances that could lead to an event of default under our senior credit agreement, as described below. In the event of an event of default, management would conclude there is substantial doubt regarding our ability to continue as a going concern, which would have material adverse consequences to our financial condition and results of operations, as further described below.

The senior credit agreement prohibits or restricts, among other things:

•	the payment of cash dividends on our common stock;

•	the repurchase of our common stock;

•	the issuance of additional debt or capital stock;

•	liens;

•	the transfer or sale of assets unless the net proceeds are reinvested in our insurance operations or used to reduce the amount due under the senior credit agreement;

•	affiliate transactions;

•	certain investment activities;

•	change in business; and

•	prepayment of indebtedness (other than the senior credit agreement).

The senior credit agreement also requires that our annual audited consolidated financial statements be accompanied by an opinion from a nationally-recognized independent public accounting firm stating that such audited consolidated financial statements present fairly, in all material respects, our financial position and results of operations in conformity with GAAP for the periods indicated. For us to remain in compliance with the senior credit agreement, such opinion cannot include an explanatory paragraph regarding our ability to continue as a going concern or similar qualification. Although we were in compliance with the provisions of the senior credit agreement as of September 30, 2009, these provisions represent significant restrictions on the manner in which we may operate our business. If we default under any of these provisions, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, we may not have sufficient liquidity to repay amounts due under the senior credit agreement in full or any of our other debts.

Pursuant to the senior credit agreement, as long as the debt to total capitalization ratio (as defined in the senior credit agreement) is greater than 20% or certain insurance subsidiaries (as defined in the senior credit agreement) have financial strength ratings of less than A- from A.M. Best, we are required to make mandatory prepayments with all or a portion of the proceeds from the following transactions or events: (i) the issuance of certain indebtedness; (ii) certain equity issuances; (iii) certain asset sales or casualty events; and (iv) excess cash flows (as defined in the senior credit agreement). The first such payment, of $1.2 million, was paid in March 2009 and pursuant to the terms of the senior credit agreement, reduced our second quarter 2009 principal payment from $2.2 million to $1.0 million. In addition, in connection with the closing of our private placement of common stock and warrants, we made a payment of approximately $36.8 million (equal to half of the net proceeds from the issuance and sale of shares of our common stock and warrants to Paulson) pursuant to the terms of the senior credit agreement.

The following summarizes the financial ratios and amounts that we are required to meet or maintain through 2010 under our senior credit agreement as if Amendment No. 3 were effective on September 30, 2009:

	Covenant in Effect		Margin from September 30, 2009
	Through 2010		Levels Assuming the
	Under the		Requirements for 2010
	Senior Credit		Pursuant to
	Agreement, as	Balance or	Amendment No. 3
	Amended on	Ratio as	were in Effect at
	December 8,	of September 30,	September 30,
	2009	2009	2009

Aggregate risk-based capital ratio	Greater than or equal to 200%	252%	Reduction to total adjusted capital of approximately $268 million, or an increase to the risk-based capital of approximately $134 million.
Combined statutory capital and surplus	Greater than $1,100 million	$1,308 million	Reduction to combined statutory capital and surplus of approximately $208 million.
Debt to total capitalization ratio	Not more than 30% (the ratio will remain 32.5% through December 31, 2009)	26.8%	Reduction to shareholders’ equity of approximately $504 million or additional debt of $216 million.
Interest coverage ratio	Greater than or equal to 1.50 to 1	3.12 to 1	Reduction in cash flows to the holding company of approximately $101 million.

Under our senior credit agreement, several financial covenant requirements will change in 2011 and 2012. The levels of margin between the future covenant requirements and our current financial status are small. If we are unable to demonstrate our ability to comply with the future loan covenants with adequate margins for adverse deviation prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the senior credit agreement), management would conclude there is substantial doubt about our ability to continue as a going concern. Further, the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the senior credit agreement. If that were to occur, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.

The following summarizes the financial ratios and amounts that we will be required to meet or maintain during 2011 under our senior credit agreement as if Amendment No. 3 were effective on September 30, 2009:

Covenant in Effect
	During 2011		Margin from September 30, 2009
	Under the		Levels Assuming the
	Senior Credit		Requirements for 2011
	Agreement, as	Balance or	Pursuant to
	Amended on	Ratio as	Amendment No. 3
	December 8,	of September 30,	were in Effect at
	2009	2009	September 30, 2009

Aggregate risk-based capital ratio	Greater than or equal to 225%	252%	Reduction to total adjusted capital of approximately $138 million, or an increase to the risk-based capital of approximately $61 million.
Combined statutory capital and surplus	Greater than $1,200 million	$1,308 million	Reduction to combined statutory capital and surplus of approximately $108 million.
Debt to total capitalization ratio	Not more than 30%	26.8%	Reduction to shareholders’ equity of approximately $504 million or additional debt of $216 million.
Interest coverage ratio	Greater than or equal to 1.75 to 1	3.12 to 1	Reduction in cash flows to the holding company of approximately $85 million.

The following summarizes the financial ratios and amounts that we will be required to meet or maintain during 2012 under our senior credit agreement as if Amendment No. 3 were effective on September 30, 2009:

Covenant in Effect
	During 2012		Margin from September 30, 2009
	Under the		Levels Assuming the
	Senior Credit		Requirements for 2012
	Agreement, as	Balance or	Pursuant to
	Amended on	Ratio as	Amendment No. 3
	December 8,	of September 30,	were in Effect at
	2009	2009	September 30, 2009

Aggregate risk-based capital ratio	Greater than or equal to 250%	252%	Reduction to total adjusted capital of approximately $8 million, or an increase to the risk-based capital of approximately $3 million.
Combined statutory capital and surplus	Greater than $1,300 million	$1,308 million	Reduction to combined statutory capital and surplus of approximately $8 million.
Debt to total capitalization ratio	Not more than 30%	26.8%	Reduction to shareholders’ equity of approximately $504 million or additional debt of $216 million.
Interest coverage ratio	Greater than or equal to 2.00 to 1	3.12 to 1	Reduction in cash flows to the holding company of approximately $69 million.

These covenants place significant restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare all outstanding borrowings, accrued interest and fees to be immediately due and payable, which would have material adverse consequences to us. If the lenders under our senior credit agreement would elect to accelerate the amounts due, the holders of our existing debentures outstanding, new debentures outstanding and Senior Health note could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness.

S&P has assigned a “CCC” rating on our senior secured debt, and, on December 11, 2009, S&P placed the rating on credit watch with positive implications. In S&P’s view, an obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions to meet its financial commitment on the obligation. A rating on credit watch with positive implications highlights the potential direction of a rating focusing on identifiable events or trends that cause ratings to be under special surveillance by S&P. A “positive” designation means that a rating may be raised. S&P has a total of 22 separate categories rating senior debt, ranging from “AAA (Extremely Strong)” to “D (Payment Default).” There are seventeen ratings above our “CCC” rating and four ratings that are below our rating. Moody’s has assigned a “Caa1” rating on our senior secured debt with a positive outlook. In Moody’s view, an obligation rated “Caa1” is in poor standing and there may be present elements of danger with respect to principal or interest. Moody’s has a total of 21 separate categories in which to rate senior debt, ranging from “Aaa (Exceptional)” to “C (Lowest Rated).” There are 16 ratings above our “Caa1” rating and four ratings that are below our rating. If we were to require additional capital, either to refinance our existing indebtedness or for any other reason, our current senior debt ratings, as well as economic conditions in the credit markets generally, could severely restrict our access to and the cost of such capital.

The obligations under our senior credit agreement are guaranteed by our current and future domestic subsidiaries, other than our insurance subsidiaries and certain immaterial subsidiaries. CDOC’s guarantee under our senior credit agreement is secured by a lien on substantially all of the assets of the guarantors, including the stock of Conseco Life Insurance Company of Texas (“Conseco Life of Texas”) (which is the parent of Bankers Life and Casualty Company, Bankers Conseco Life Insurance Company (“Bankers Conseco Life”) and Colonial Penn), Washington National (which is the parent of Conseco Insurance Company and Conseco Life) and Conseco Health. If we fail to make the required payments, do not meet the financial covenants or otherwise default on the terms of our senior credit agreement, the stock of Conseco Life of Texas, Washington National and Conseco Health could be transferred to the lenders under such agreement. Any such transfer would have a material adverse effect on our business, financial condition and results of operations, and would have a significant adverse effect on the market value of our common stock.

The holders of our outstanding existing debentures have the right to require us to repurchase such existing debentures on September 30, 2010 and our ability to repay or repurchase such existing debentures is limited by the senior credit agreement and other factors; if we are unable to refinance a substantial percentage of our outstanding existing debentures with other debt and/or equity securities, it would have material adverse consequences to our financial condition and results of operations.

Holders of the existing debentures have the right to require us to repurchase their existing debentures for cash on September 30, 2010. As of November 13, 2009, there are $116.5 million in principal amount of existing debentures outstanding. We have commitments from Morgan Stanley to purchase an additional aggregate principal amount of new debentures equal to the aggregate principal amount of existing debentures that holders thereof require us to repurchase on September 30, 2010. If we do not satisfy certain closing conditions on September 30, 2010 or Morgan Stanley defaults on its obligations to purchase the new debentures on such date, we will be unable to repurchase existing debentures and accordingly, we will be in default under the existing debentures. Such failure could also result in an acceleration of our debt under the senior credit agreement and new debentures and we would not have the ability to repay such indebtedness.

As a result of the liquidity issues raised by the right of holders of our existing debentures to require us to repurchase their existing debentures on September 30, 2010 and/or the restrictive covenants and financial ratios contained in our senior credit agreement, we may be required to conclude that there is substantial doubt regarding our ability to continue as a going concern in our financial statements for the year ended

December 31, 2009 or any quarter thereafter, resulting in the violation of one or more loan covenant requirements, which, if not cured, would entitle our lenders to declare all outstanding amounts under the senior credit agreement to be due and payable. In such a case, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.

We are required to assess our ability to continue as a going concern as part of our preparation of financial statements at each quarter-end. The assessment includes, among other things, consideration of our plans to address our liquidity and capital needs during the next 12 months. As described in the previous risk factor, if we do not satisfy certain closing conditions or if Morgan Stanley defaults on its obligations to purchase the new debentures, we may be unable to repurchase any of the $116.5 million par value of existing debentures that are put back to us on September 30, 2010 pursuant to the right of the holders.

In addition, as part of our analysis regarding our ability to continue as a going concern, we are also required to consider our ability to comply with the future loan covenant and financial ratio requirements under our senior credit agreement. We believe that absent successful completion of the initiatives described below, we may not be able to maintain compliance with the future loan covenant and financial ratio requirements that would be required under our senior credit agreement beginning in the third quarter of 2010 (if Amendment No. 3 to our senior credit agreement does not become effective) or we may not be able to maintain compliance with adequate margins for adverse developments. We are pursuing initiatives, such as reinsurance transactions, to improve our risk-based capital ratio and our statutory capital and surplus level. We believe that these initiatives would allow us to continue to achieve compliance with the covenant levels that would be required under our senior credit agreement beginning in the third quarter of 2010 (if Amendment No. 3 to our senior credit agreement does not become effective); however, we can provide no assurance that these initiatives will be successful. The initiatives have not been completed and may require regulatory approval and/or the agreement of counterparties, which are outside our control and, therefore, there can be no assurance that we will be successful in executing them. In addition, the levels of margin between other future requirements, such as the debt to total capitalization ratio and interest coverage ratio, were small at September 30, 2009, and we may not be able to achieve compliance with these requirements in the future.

We may not be required to undertake the above initiatives if: (i) the calculation of our required capital for commercial mortgages based on the use of the Mortgage Experience Adjustment Factor (“MEAF”) is modified by the National Association of Insurance Commissioners (“NAIC”) in a manner that results in a capital requirement that is the same or similar to the requirement calculated pursuant to temporary modifications effective for 2009; (ii) the proposal to modify the calculation of risk-based capital requirements for investments in residential mortgage-backed securities (“RMBS”) is adopted by the NAIC; (iii) we successfully complete this offering and Amendment No. 3 of our senior credit agreement; and/or (iv) we further renegotiate the covenants under the senior credit agreement.

Any modifications to the calculation of risk-based capital requirements for commercial mortgage loans or RMBS would result from a regulatory process over which we have no control and which is not required to take our specific circumstances into account. Accordingly, we can provide no assurances that the modifications to risk-based capital requirements will occur before we are required to assess our ability to continue as a going concern in conjunction with the completion of our future financial statements, as further described below. Even if such modifications occur, the modifications may be effective for a limited period of time which could limit our ability to consider them when assessing our ability to continue as a going concern. In addition, our risk-based capital ratio may suffer future deterioration as a result of future realized losses on investments (including other-than-temporary impairments), decreases in the ratings of certain of our investments, net statutory losses from the operations of our insurance subsidiaries, changes in statutory regulations with respect to risk-based capital requirements or the valuation of assets or liabilities, or for other reasons.

Accordingly, even if we successfully complete the future sales of the new debentures in order to address the going concern issues related to the repurchase right under the existing debentures, in connection with the preparation of our financial statements for subsequent periods, we, or our independent registered public accountants, may conclude that there is not a sufficient likelihood that we will be able to comply with the risk-based capital ratio, statutory capital and surplus and other covenants in our senior credit agreement beginning in the third quarter of 2010 (if Amendment No. 3 to our senior credit agreement does not become effective). In such event, we may be required to conclude at December 31, 2009, or any subsequent period, that there is substantial doubt regarding our ability to continue as a going concern in our financial statements for subsequent periods. If we were to conclude there was substantial doubt regarding our ability to continue as a going concern in our financial statements for subsequent periods, we may be required to increase the valuation allowance for deferred tax assets, which could result in the violation of one or more loan covenant requirements under the senior credit agreement and we would also be precluded from issuing new debentures sufficient to repurchase all of the remaining outstanding existing debentures.

In addition, our senior credit agreement requires that our annual audited consolidated financial statements be accompanied by an opinion, from a nationally-recognized independent public accounting firm, which does not include an explanatory paragraph regarding our ability to continue as a going concern or similar qualification. As part of the going concern analysis, consideration must be given to, among other factors, our ability to comply with the financial covenant requirements under our senior credit agreement for at least 12 months following the date of the financial statements. If the actions we are taking do not adequately address the liquidity issues with respect to the repurchase right under the existing debentures, or we do not complete the initiatives intended to increase our risk-based capital and other ratios and statutory capital and surplus above the levels required under the senior credit agreement, with adequate margins for possible adverse developments, or we otherwise are not able to demonstrate prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the senior credit agreement) that we will be in compliance with the financial covenant requirements in the senior credit agreement for at least 12 months following the date of the financial statements, management would conclude there is substantial doubt about our ability to continue as a going concern and the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the senior credit agreement. If the circumstances leading to the substantial doubt were not cured prior to the issuance of the audit opinion, or we were unable to obtain a waiver on the going concern opinion requirement within 30 days after notice from the lenders, it would be an event of default entitling the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. If an event of default were to occur in connection with the preparation of our financial statements for the year ended December 31, 2009, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default. Such an opinion that there is substantial doubt regarding our ability to continue as a going concern would also preclude subsequent issuances of new debentures.

The purchase agreement for the sale of the new debentures may be terminated by Morgan Stanley, as the initial purchaser, if with respect to any closing date for the offering of the new debentures occurring after the filing of our Form 10-Q for our quarter ended September 30, 2009, any Form 10-Q or 10-K that we are required to file with the SEC on or before October 5, 2010 (or such earlier closing date by which all $293.0 million aggregate principal amount of debentures have been issued and delivered) is not filed on or before the date we are required to file such Form 10-Q or Form 10-K, as the case may be, with the SEC; our financial statements included in such Form 10-Q have not been subjected to a completed SAS 100 review or our independent registered public accountants have not issued an audit report on our financial statements included in such Form 10-K, as the case may be; and we fail to deliver an officer’s certificate to the initial purchaser by the business day following the deadline for filing such Form 10-Q or Form 10-K, as the case may be, stating that our failure to file such Form 10-Q or Form 10-K, as the case may be, within the SEC’s deadlines pertains to something other than in connection with the conclusion of our management or our independent registered public accountants that there is a substantial doubt about our ability to continue as a going concern; provided, that, if we fail to file such Form 10-Q or Form 10-K, as the case may be, and fail to deliver such officer’s certificate, the initial purchaser may, upon prior written notice, elect to terminate the purchase agreement, and thus each forward purchase agreement, prior to such subsequent closing date.

We are a holding company and our liquidity and ability to meet our obligations may be constrained by the ability of our insurance subsidiaries to distribute cash to us.

We and CDOC, a wholly owned subsidiary of ours and a guarantor under our senior credit agreement, are holding companies with no business operations of our own. We and CDOC depend on our operating subsidiaries for cash to make principal and interest payments on debt and to pay administrative expenses and income taxes. We and

CDOC receive cash from insurance subsidiaries, consisting of dividends and distributions, principal and interest payments on surplus debentures and tax-sharing payments, as well as cash from our non-insurance subsidiaries consisting of dividends, distributions, loans and advances. A deterioration in the financial condition, earnings or cash flow of our significant subsidiaries for any reason could hinder the ability of such subsidiaries to pay cash dividends or other disbursements to us and/or CDOC, which would limit our ability to meet our debt service requirements and satisfy other financial obligations. In addition, we may elect to contribute additional capital to certain insurance subsidiaries to strengthen their surplus for covenant compliance or regulatory purposes or to provide the capital necessary for growth, in which case it is less likely that our insurance subsidiaries would pay dividends to us. Accordingly, this could limit our ability to meet debt service requirements and satisfy other holding company financial obligations.

We receive dividends and other payments from CDOC and from certain non-insurance subsidiaries. CDOC receives dividends and surplus debenture interest payments from our insurance subsidiaries and payments from certain of our non-insurance subsidiaries. Payments from our non-insurance subsidiaries to us or CDOC, and payments from CDOC to us, do not require approval by any regulatory authority or other third party. However, the payment of dividends or surplus debenture interest by our insurance subsidiaries to CDOC is subject to state insurance department regulations and may be prohibited by insurance regulators if they determine that such dividends or other payments could be adverse to our policyholders or contract holders. Insurance regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in a few states, the lesser of):

•	statutory net gain from operations or statutory net income for the prior year, or

•	10% of statutory capital and surplus as of the end of the preceding year.

This type of dividend is referred to as “ordinary dividends.” Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department. This type of dividend is referred to as “extraordinary dividends.” During the first nine months of 2009, our insurance subsidiaries paid extraordinary dividends of $35.0 million to CDOC. Each of the immediate insurance subsidiaries of CDOC had negative earned surplus at September 30, 2009. Accordingly, any dividend payments from the insurance subsidiaries to the holding company will require the prior approval of the director or commissioner of the applicable state insurance department.

During the next twelve months, we are expecting our insurance subsidiaries to pay approximately $60.0 million of extraordinary dividends to CDOC (subject to approval by the applicable state insurance department). In addition, we are expecting Conseco Life of Texas to pay interest on surplus debentures of $48.8 million in the next twelve months, which will not require additional approval provided the risked-based capital ratio of Conseco Life of Texas exceeds 100 percent (but will require prior written notice to the applicable state insurance department).

Furthermore, risk-based capital (“RBC”) requirements and other capital requirements can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends to CDOC. For example, certain states have established minimum capital requirements for insurance companies licensed to do business in their state. These additional requirements generally have not had a significant impact on our insurance subsidiaries, but the capital requirements in Florida have caused Conseco Health to maintain a higher level of capital and surplus than it would otherwise maintain and have thus limited its ability to pay dividends.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of certain insurance subsidiaries for covenant compliance or regulatory purposes or to provide the capital necessary for growth. Any election regarding the contribution of additional capital to our insurance subsidiaries could affect the ability of our top tier insurance subsidiaries to pay dividends. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries, as well as risk-based capital and statutory capital compliance requirements under our senior credit agreement.

In addition, our insurance subsidiary Washington National may not distribute funds to any affiliate or shareholder, without prior notice to the Florida Office of Insurance Regulation, in accordance with an order from the Florida Office of Insurance Regulation.

The following table sets forth the aggregate amount of dividends and other distributions that our insurance subsidiaries paid to us in the nine months ended September 30, 2009 and in each of the last two fiscal years:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2009	2008	2007
	(dollars in millions)

Dividends	$35.0	$20.0	$50.0
Surplus debenture interest	47.1	56.4	69.9
Fees for services provided pursuant to service agreements	55.8	83.2	92.9
Tax sharing payments	3.2	1.1	1.9

Total paid	$141.1	$160.7	$214.7

There are risks to our business associated with the current economic environment.

Over the past year, the U.S. economy has experienced unprecedented credit and liquidity issues and entered into a recession. Following several years of rapid credit expansion, a sharp contraction in mortgage lending coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. government and, in some cases, to fail. Reflecting concern about the stability of the financial markets, generally, and the strength of counterparties, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession.

Even under more favorable market conditions, general factors such as the availability of credit, consumer spending, business investment, capital market conditions and inflation affect our business. For example, in an economic downturn, higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending may depress the demand for life insurance, annuities and other insurance products. In addition, this type of economic environment may result in higher lapses or surrenders of policies. Accordingly, the risks we face related to general economic and business conditions are more pronounced given the severity and magnitude of the recent adverse economic and market conditions experienced.

More specifically, our business is exposed to the performance of the debt and equity markets, which have been materially and adversely affected by recent economic developments. Adverse conditions, including but not limited to, a lack of buyers in the marketplace, volatility, credit spread changes, and benchmark interest rate changes, have affected and will continue to impact the liquidity and value of our investments. The manner in which poor debt and equity market performance and changes in interest rates have adversely affected, and will continue to adversely affect, our business, financial condition, growth and profitability include, but are not limited to, the following:

•	The value of our investment portfolio has declined, which has resulted in, and may continue to result in, higher realized and/or unrealized losses. For example, in 2008 the value of our investments decreased by $2.5 billion due to net unrealized losses on investments. A widening of credit spreads, such as the market has experienced in 2008, increases the net unrealized loss position of our investment portfolio and may ultimately result in increased realized losses. The value of our investment portfolio can also be affected by illiquidity and by changes in assumptions or inputs we use in estimating fair value. Further, certain types of securities in our investment portfolio, such as asset-backed securities supported by residential and commercial mortgages, have been disproportionately affected. Although the value of our investments increased on an aggregate basis in 2009, there can be no assurance that higher realized and/or unrealized losses will not occur in the future. Continued adverse capital market conditions could result in further realized and/or unrealized losses.

•	Changes in interest rates also have other effects related to our investment portfolio. In periods of increasing interest rates, life insurance policy loans, surrenders and withdrawals could increase as policyholders seek investments with higher returns. This could require us to sell invested assets at a time when their prices are depressed by the increase in interest rates, which could cause us to realize investment losses. Conversely, during periods of declining interest rates, we could experience increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining in-force. We would obtain lower returns on investments made with these cash flows. In addition, borrowers may prepay or redeem bonds in our investment portfolio so that we might have to reinvest those proceeds in lower yielding investments. As a consequence of these factors, we could experience a decrease in the spread between the returns on our investment portfolio and amounts credited to policyholders and contract owners, which could adversely affect our profitability.

•	The attractiveness of certain of our products may decrease because they are linked to the equity markets and assessments of our financial strength, resulting in lower profits. Increasing consumer concerns about the returns and features of our products or our financial strength may cause existing customers to surrender policies or withdraw assets, and diminish our ability to sell policies and attract assets from new and existing customers, which would result in lower sales and fee revenues.

These extraordinary economic and market conditions have materially and adversely affected us. It is difficult to predict how long the current economic and market conditions will continue, whether the financial markets will continue to deteriorate and which aspects of our products and/or business will be adversely affected. However, the lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity are likely to continue to materially and adversely affect our business, financial condition and results of operations.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and negatively impact our profitability, our financial condition, our liquidity and our ability to continue to comply with the financial covenants under our senior credit agreement.

The value of our investment portfolio is subject to numerous factors, which are difficult to predict, and are often beyond our control. These factors include, but are not limited to, the following:

•	changes in interest rates and interest rate spreads can reduce the value of our investments as further discussed in the risk factor below entitled “— Changing interest rates may adversely affect our results of operations;”

•	changes in patterns of relative liquidity in the capital markets for various asset classes;

•	changes in the ability of issuers to make timely repayments on actively managed fixed maturity investments can reduce the value of our investments. This risk is significantly greater with respect to below-investment grade securities, which comprised 9% of our actively managed fixed maturity investments as of September 30, 2009;

•	changes in the estimated timing of receipt of cash flows. For example, our structured security investments, which comprised 17% of our actively managed fixed maturity investments at September 30, 2009, are subject to risks relating to variable prepayment on the assets underlying such securities, such as mortgage loans. When structured securities prepay faster than expected, investment income may be adversely affected due to the acceleration of the amortization of purchase premiums or the inability to reinvest at comparable yields in lower interest rate environments; and

•	changes in the relative risk premium required in the market for a given level of risk.

We have recorded writedowns of fixed maturity investments, equity securities and other invested assets as a result of conditions which caused us to conclude a decline in the fair value of the investment was other than temporary as follows (excluding any such amounts included in discontinued operations): $324.2 million in the first nine months of 2009 ($164.3 million of which was recognized through net income and $159.9 million of which was recognized through accumulated other comprehensive loss); $162.3 million in 2008; $105.5 million in 2007 (including $73.7 million of writedowns of investments which were subsequently transferred pursuant to a coinsurance agreement as further discussed in the note to our consolidated financial statements, incorporated by reference in this prospectus, entitled “Summary of Significant Accounting Policies”); and $21.1 million in 2006. Our investment portfolio is subject to the risks of further declines in realizable value. However, we attempt to mitigate this risk through the diversification and active management of our portfolio.

In the event of substantial product surrenders or policy claims, we may choose to maintain highly liquid, and potentially lower-yielding, assets or to sell assets at a loss, thereby eroding the performance of our portfolio.

Because a substantial portion of our operating results are derived from returns on our investment portfolio, significant losses in the portfolio may have a direct and materially adverse impact on our results of operations. In addition, losses on our investment portfolio could reduce the investment returns that we are able to credit to our customers of certain products, thereby impacting our sales and eroding our financial performance. Investment losses may also reduce the capital of our insurance subsidiaries, which may cause us to make additional capital contributions to those subsidiaries or may limit the ability of the insurance subsidiaries to make dividend payments to the holding company. In addition, future investment losses could cause us to be in violation of the financial covenants under our senior credit agreement as described under “— Our senior credit agreement contains various restrictive covenants and required financial ratios that limit our operating flexibility; our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.”

Deteriorating financial performance of securities collateralized by mortgage loans and commercial mortgage loans may lead to writedowns, which could have a material adverse effect on our results of operations and financial condition.

Changes in mortgage delinquency or recovery rates, declining real estate prices, changes in credit or bond insurer credit ratings and the quality of service provided by service providers on securities in our portfolios could lead us to determine that writedowns are appropriate in the future.

The determination of the amount of realized investment losses recorded as impairments of our investments is highly subjective and could have a material adverse effect on our operating results and financial condition.

The determination of the amount of realized investment losses recorded as impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in realized investment gains and losses from impairments in operating results as such evaluations are revised. Our assessment of whether unrealized losses are other-than-temporary impairments requires significant judgment and future events may occur, or additional information may become available, which may necessitate future impairments of securities in our portfolio. Historical trends may not be indicative of future other-than-temporary impairments. For example, the cost of our fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary in the period in which the determination is made. The assessment of whether impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value.

The determination of the fair value of our fixed maturity securities results in unrealized net investment gains and losses and is highly subjective and could materially impact our operating results and financial condition.

In determining fair value, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the fair values of the financial assets and financial liabilities. As of September 30, 2009, our total unrealized net investment losses before adjustments for insurance intangibles and deferred income taxes were $238 million.

Litigation and regulatory investigations are inherent in our business, may harm our financial strength and reputation and negatively impact our financial results.

Insurance companies historically have been subject to substantial litigation. In addition to the traditional policy claims associated with their businesses, insurance companies face policyholder suits and class action suits. We also face significant risks related to regulatory investigations and actions. The litigation and regulatory investigations we are, have been, or may become subject to include matters related to sales or underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, calculation of cost of insurance charges, changes to certain non-guaranteed policy features, denial or delay of benefits, charging excessive or impermissible fees on products and recommending unsuitable products to customers. Certain of our insurance policies allow or require us to make changes based on experience to certain non-guaranteed elements such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. We intend to make changes to certain non-guaranteed elements in the future. In some instances in the past, such action has resulted in litigation and similar litigation may arise in the future. Our exposure (including the potential adverse financial consequences of delays or decisions not to pursue changes to certain non-guaranteed elements), if any, arising from any such action cannot presently be determined. Our pending legal and regulatory actions include matters that are specific to us, as well as matters faced by other insurance companies. State insurance departments focus on sales and claims payment practices and product issues in their market conduct examinations. Negotiated settlements of class action and other lawsuits have had a material adverse effect on the business, financial condition and results of operations of our insurance companies. We are, in the ordinary course of our business, a plaintiff or defendant in actions arising out of our insurance business, including class actions and reinsurance disputes, and, from time to time, we are also involved in various governmental and administrative proceedings and investigations and inquiries such as information requests, subpoenas and books and record examinations, from state, federal and other authorities. The ultimate outcome of these lawsuits and investigations, however, cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations or cash flows. We could also suffer significant reputational harm as a result of such litigation, regulatory action or investigation which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The limited historical claims experience on our long-term care products could negatively impact our operations if our estimates prove wrong and we have not adequately set premium rates.

In setting premium rates, we consider historical claims information and other factors, but we cannot predict future claims with certainty. This is particularly applicable to our long-term care insurance products, for which we (as well as other companies selling these products) have relatively limited historical claims experience. Long-term care products tend to have fewer claims than other health products such as Medicare supplement, but when claims are incurred, they tend to be much higher in dollar amount and longer in duration. Also, long-term care claims are incurred much later in the life of the policy than most other supplemental health products. As a result of these traits, it is difficult to appropriately price this product. For our long-term care insurance, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in-force longer than we assumed, then we could be required to make greater benefit payments than anticipated when the products were priced. Mortality is a critical factor influencing the length of time a claimant receives long-term care benefits. Mortality continues to improve for the general population, and life expectancy has increased. Improvements in actual mortality trends relative to assumptions may adversely affect our profitability.

Our Bankers Life segment has offered long-term care insurance since 1985. Recently, the claims experience on our Bankers Life long-term care blocks has generally been higher than our pricing expectations and, the persistency of these policies has been higher than our pricing expectations which may result in higher benefit ratios in the future.

After the transfer of Senior Health to an independent trust, we continue to hold long-term care business acquired through previous acquisitions in our Conseco Insurance Group segment. The premiums collected from this block totaled $24.0 million in the first nine months of 2009 and $33.7 million in 2008. The experience on this acquired block has generally been worse than the acquired companies’ original pricing expectations. We have received regulatory approvals for numerous premium rate increases in recent years pertaining to these blocks. Even with these rate increases, this block experienced benefit ratios of 182.6% in the first nine months of 2009, 169.6% in 2008, 192.4% in 2007 and 224.4% in 2006. If future claims experience continues to be worse than anticipated as our long-term care blocks continue to age, our financial results could be adversely affected. In addition, rate increases may cause existing policyholders to allow their policies to lapse.

The results of operations of our insurance business will decline if our premium rates are not adequate or if we are unable to obtain regulatory approval to increase rates.

We set the premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the probable size of the claim, maintenance costs to administer the policies and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics, the rates of our competitors and other factors, but we cannot predict with certainty the future actual claims on our products. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates to the extent necessary to offset the unfavorable claims experience, our financial results will be adversely affected.

We review the adequacy of our premium rates regularly and file proposed rate increases on our health insurance products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or from future requests. If we are unable to raise our premium rates because we fail to obtain approval in one or more states, our financial results will be adversely affected. Moreover, in some instances, our ability to exit unprofitable lines of business is limited by the guaranteed renewal feature of the policy. Due to this feature, we cannot exit such business without regulatory approval, and accordingly, we may be required to continue to service those products at a loss for an extended period of time. Most of our long-term care business is guaranteed renewable, and, if necessary rate increases are not approved, we would be required to recognize a loss and establish a premium deficiency reserve. During 2008, the financial statements of three of our subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities reflected the establishment of asset adequacy or premium deficiency reserves primarily related to long-term care and annuity policies. Total asset adequacy or premium deficiency reserves for Washington National, Conseco Insurance Company and Bankers Conseco Life were $53.3 million, $20.0 million and $19.5 million, respectively, at December 31, 2008. Due to differences between statutory and GAAP insurance liabilities, we were not required to recognize a similar premium deficiency reserve in our consolidated financial statements prepared in accordance with GAAP. The determination of the need for and amount of asset adequacy reserves is subject to numerous actuarial assumptions, including our ability to change non-guaranteed elements related to certain products consistent with contract provisions.

If, however, we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This could result in a significantly higher ratio of claim costs to premiums if healthier policyholders who get coverage elsewhere allow their policies to lapse, while policies of less healthy policyholders continue in-force. This would reduce our premium income and profitability in future periods.

Most of our supplemental health policies allow us to increase premium rates when warranted by our actual claims experience. These rate increases must be approved by the applicable state insurance departments, and we are required to submit actuarial claims data to support the need for such rate increases. The re-rate application and approval process on supplemental health products is a normal recurring part of our business operations and reasonable rate increases are typically approved by the state departments as long as they are supported by actual claims experience and are not unusually large in either dollar amount or percentage increase. For policy types on which rate increases are a normal recurring event, our estimates of insurance liabilities assume we will be able to raise rates if experience on the blocks warrants such increases in the future.

The benefit ratio for our long-term care products included in the Conseco Insurance Group segment has increased in recent periods and was 182.6% in the first nine months of 2009 and 169.6% during 2008. We will have to continue to raise rates or take other actions with respect to some of these policies or our financial results will be adversely affected.

As a result of higher persistency and resultant higher claims in our long-term care block in the Bankers Life segment than assumed in the original pricing, our premium rates were too low. Accordingly, we have been seeking approval from regulatory authorities for rate increases on portions of this business. Many of the rate increases have been approved by regulators and implemented. However, it is possible that we will not be able to obtain approval for all or a portion of the premium rate increases from currently pending requests or future requests. If we are unable to obtain these rate increases, the profitability of these policies and the performance of this block of business will be adversely affected. In addition, such rate increases may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse, resulting in reduced profitability.

We have implemented and will continue to implement from time to time and when actuarially justified, premium rate increases in our long-term care business. In some cases, we offer policyholders the opportunity to reduce their coverage amounts or accept non-forfeiture benefits as alternatives to increasing their premium rates. The financial impact of our rate increase actions could be adversely affected by policyholder anti-selection, meaning that policyholders who are less likely to incur claims may lapse their policies or reduce their benefits, while policyholders who are more likely to incur claims may maintain full coverage and accept their rate increase.

We have identified a material weakness in our internal control over financial reporting, and our business and stock price may be adversely affected if we have not adequately addressed the weakness or if we have other material weaknesses or significant deficiencies in our internal controls over financial reporting.

We did not maintain effective controls over the accounting and disclosure of insurance policy benefits and the liabilities for some of our insurance products. We previously identified a material weakness in internal controls over the actuarial reporting processes related to the design of controls to ensure the completeness and accuracy of certain in-force policies in our Bankers Life segment, Conseco Insurance Group segment, and the long-term care business reflected in discontinued operations. Remediation efforts to enhance controls over the actuarial reporting process continued in 2008 and the control deficiencies in the actuarial reporting process related to the design of controls over the completeness and accuracy of certain in-force policies in our Bankers Life and long-term care business reflected in discontinued operations were remediated, and the new controls were determined to be effective. However, a material weakness relating to the actuarial reporting process in our Conseco Insurance Group segment continued to exist as of September 30, 2009 and our remediation efforts are continuing.

These control deficiencies resulted in adjustments to insurance policy benefits and the liabilities for insurance products in the consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 and for the nine months ended September 30, 2009. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed. In addition, we face the risk that, notwithstanding our efforts to date to identify and remedy all material errors in those financial statements, we may discover other errors in the future and that the cost of identifying and remedying the errors and remediating our material weakness in internal controls will be high and have a material adverse effect on our financial condition and results of operations.

Our ability to use our existing NOLs may be limited by this or other transactions, and any impairment of existing NOLs would likely breach the debt to total capitalization covenant of our senior credit agreement.

As of September 30, 2009, we had approximately $4.7 billion of federal tax NOLs and $1.2 billion of capital loss carry-forwards, resulting in a gross deferred tax asset of approximately $2.1 billion, expiring in years 2009 through 2029. Section 382 of the Code imposes limitations on a corporation’s ability to use its NOLs when it undergoes a 50% “ownership change” over a three year period. Although we underwent an ownership change in 2003 as the result of our reorganization, the timing and manner in which we will be able to utilize our NOLs is not currently limited by Section 382.

We regularly monitor ownership changes (as calculated for purposes of Section 382) based on available information and, as of September 30, 2009, our analysis indicated that we were below the 50% ownership change threshold that would limit our ability to utilize our NOLs. However, taking into account the common stock issuance to Paulson described above and this offering of our common stock, we expect to be close to the 50% ownership change level. As a result, any future transaction or transactions and the timing of such transaction or transactions could trigger an additional ownership change under Section 382. Such transactions may include, but are not limited to, additional repurchases or issuances of common stock (including upon conversion of our existing debentures, conversion of the new debentures (including conversion pursuant to a make whole adjustment event), or exercise of the warrants sold to Paulson, as discussed above), or acquisitions or sales of shares of our stock by certain holders of our shares, including persons who have held, currently hold or may accumulate in the future 5% or more of our outstanding common stock (“5% Holders”) for their own account. Furthermore, pursuant to our investor rights agreement with Paulson, subject to certain limitations, Paulson has the right to participate, pro rata and on the same terms and conditions offered to others, in certain offerings in which our common stock or certain securities convertible or exchangeable into our common stock may be issued solely for cash to the extent necessary for Paulson to maintain its then-current ownership percentage. In January 2009, our board of directors adopted a Section 382 Rights Agreement, which is designed to protect shareholder value by preserving the value of our NOLs. See “Description of Capital Stock — Section 382 Rights Agreement.” The rights agreement provides a strong economic disincentive for any one shareholder knowingly, and without the approval of our board, to become a 5% Holder and for any of our existing 5% Holders to increase their ownership stake by more than 1% of the shares of our common stock then outstanding — and thus limits the uncertainty with regard to the potential for future ownership changes. However, despite the strong economic disincentives of the Section 382 Rights Agreement, shareholders may elect to increase their ownership, including beyond the limits set by the rights agreement, and thus adversely affect our ownership shift calculations.

Additionally, based on the advice of our tax advisor, we have taken the position that, upon issuance, the new debentures are not treated as stock for purposes of Section 382 and do not trigger an ownership change. However, the IRS may not agree with our position. If the IRS were to succeed in challenging this position, the issuance of the new debentures would push us above the 50% ownership change level described above and trigger an ownership change under Section 382.

If an ownership change were to occur for purposes of Section 382, we would be required to calculate an annual limitation on the amount of our taxable income that may be offset by NOLs arising prior to such ownership change. That limitation would apply to all of our current NOLs. The annual limitation would be calculated based upon the fair market value of our equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (currently 4.16%), and the annual restriction would eliminate our ability to use a substantial portion of our NOLs to offset future taxable income. Additionally, the writedown of our deferred tax assets that would occur in the event of an ownership change for purposes of Section 382 would likely cause us to breach the debt to total capitalization covenant of our senior credit agreement.

The value of our deferred tax assets may be impaired to the extent our future profits are less than we have projected; and such impairment may have a material adverse effect on our results of operations and our financial condition.

As of September 30, 2009, we had deferred tax assets of $1.1 billion. In the first nine months of 2009, we increased the deferred tax valuation allowance by $33.7 million, of which $20.0 million related to our reassessment of the recovery of our deferred tax assets following the completion of a reinsurance transaction in the third quarter of 2009; and $13.7 million was associated with capital loss carry-forwards recognized in 2009. During 2008, we increased the deferred tax valuation allowance by $856.2 million. The $856.2 million increase to our valuation allowance during 2008 included increases of:

•	$452 million of deferred tax assets related to Senior Health, which was transferred to an independent trust during 2008;

•	$298 million related to our reassessment of the recovery of our deferred tax assets in accordance with GAAP, following the additional losses incurred as a result of the transfer of Senior Health to an independent trust;

•	$60 million related to the recognition of additional realized investment losses for which we are unlikely to receive any tax benefit; and

•	$45 million related to the projected additional future expense following the modifications to our senior credit agreement.

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carry-forwards and NOLs. We evaluate the realizability of our deferred income tax assets and assess the need for a valuation allowance on an ongoing basis. In evaluating our deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible and before our capital loss carry-forwards and NOLs expire. Additionally, the value of our deferred tax assets would be significantly impaired if we were to undergo a 50% “ownership change” for purposes of Section 382 of the Code, as discussed under “— Our ability to use our existing NOLs may be materially impaired by this or other transactions, in which case we would also likely breach the debt to total capitalization covenant of our senior credit agreement” above. Our assessment of the realizability of our deferred income tax assets requires significant judgment. However, recovery is dependent on achieving such projections and failure to do so would result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance would result in additional income tax expense which could have a material adverse effect upon our earnings in the future, and reduce shareholders’ equity.

Concentration of our investment portfolios in any particular sector of the economy or type of asset may have an adverse effect on our financial position or results of operations.

The concentration of our investment portfolios in any particular industry, group of related industries, asset classes (such as residential mortgage-backed securities and other asset-backed securities), or geographic area could have an adverse effect on its value and performance and, consequently, on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries or geographic area may have an adverse effect on the investment portfolios to the extent that the portfolios are concentrated.

Our business is subject to extensive regulation, which limits our operating flexibility and could result in our insurance subsidiaries being placed under regulatory control or otherwise negatively impact our financial results.

Our insurance business is subject to extensive regulation and supervision in the jurisdictions in which we operate. Our insurance subsidiaries are subject to state insurance laws that establish supervisory agencies. Such agencies have broad administrative powers including the power to:

•	grant and revoke business licenses;

•	regulate and supervise sales practices and market conduct;

•	establish guaranty associations;

•	license agents;

•	approve policy forms;

•	approve premium rates for some lines of business such as long-term care and Medicare supplement;

•	establish reserve requirements;

•	prescribe the form and content of required financial statements and reports;

•	determine the reasonableness and adequacy of statutory capital and surplus;

•	perform financial, market conduct and other examinations;

•	define acceptable accounting principles; and

•	regulate the types and amounts of permitted investments.

The regulations issued by state insurance agencies can be complex and subject to differing interpretations. If a state insurance regulatory agency determines that one of our insurance company subsidiaries is not in compliance with applicable regulations, the subsidiary is subject to various potential administrative remedies including, without limitation, monetary penalties, restrictions on the subsidiary’s ability to do business in that state and a return of a portion of policyholder premiums. In addition, regulatory action or investigations could cause us to suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Our insurance subsidiaries are also subject to RBC requirements. These requirements were designed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The requirements are used by states as an early warning tool to discover companies that may be weakly-capitalized for the purpose of initiating regulatory action. Generally, if an insurer’s RBC falls below specified levels, the insurer is subject to different degrees of regulatory action depending upon the magnitude of the deficiency. The 2008 statutory annual statements filed with the state insurance regulators of each of our insurance subsidiaries reflected total adjusted capital in excess of the levels subjecting the subsidiaries to any regulatory action.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities which results in reduced net income and shareholders’ equity.

Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables of mortality, morbidity, lapse rates, investment experience and expense levels. For our health insurance business, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement, incurred but not reported claims, and a reserve for the present value of amounts on incurred claims not yet due. We establish reserves based on assumptions and estimates of factors either established at the fresh-start date for business in-force then or considered when we set premium rates for business written after that date.

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in life expectancy, regulatory actions, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on estimates, assumptions, industry data and prior years’ statistics. It is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. We have incurred significant losses beyond our estimates as a result of actual claim costs and persistency of our long-term care business included in our Bankers Life and Conseco Insurance Group segments. The benefit ratios for our long-term care products in our Bankers Life segment were 105.5% in the first nine months of 2009 and 107.6%, 102.0% and 94.5% in 2008, 2007 and 2006, respectively. The benefit ratios for our long-term care products in our Conseco Insurance Group segment were 182.6% in the first nine months of 2009 and 169.6%, 192.4% and

224.4% in 2008, 2007 and 2006, respectively. Our financial performance depends significantly upon the extent to which our actual claims experience and future expenses are consistent with the assumptions we used in setting our reserves. If our assumptions with respect to future claims are incorrect, and our reserves prove to be insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, and our financial results could be adversely affected.

We may be required to accelerate the amortization of the cost of policies produced or the value of policies in-force at the Effective Date.

Cost of policies produced represent the costs that vary with, and are primarily related to, producing new insurance business. The value of policies in-force at the Effective Date represents the value assigned to the right to receive future cash flows from contracts existing at September 10, 2003, the effective date of our predecessor company’s plan of reorganization. The balances of these accounts are amortized over the expected lives of the underlying insurance contracts. On an ongoing basis, we test these accounts recorded on our balance sheet to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying these accounts for those products for which we amortize the cost of policies produced or the value of insurance in-force at the Effective Date in proportion to gross profits or gross margins. If facts and circumstances change, these tests and reviews could lead to reduction in the balance of those accounts that could have an adverse effect on the results of our operations and our financial condition.

Our operating results will suffer if policyholder surrender levels differ significantly from our assumptions.

Surrenders of our annuities and life insurance products can result in losses and decreased revenues if surrender levels differ significantly from assumed levels. At December 31, 2008, approximately 20% of our total insurance liabilities, or approximately $4.8 billion, could be surrendered by the policyholder without penalty. The surrender charges that are imposed on our fixed rate annuities typically decline during a penalty period, which ranges from five to twelve years after the date the policy is issued. Surrender charges are eliminated after the penalty period. Surrenders and redemptions could require us to dispose of assets earlier than we had planned, possibly at a loss. Moreover, surrenders and redemptions require faster amortization of either the acquisition costs or the commissions associated with the original sale of a product, thus reducing our net income. We believe policyholders are generally more likely to surrender their policies if they believe the issuer is having financial difficulties, or if they are able to reinvest the policy’s value at a higher rate of return in an alternative insurance or investment product.

Changing interest rates may adversely affect our results of operations.

Our profitability is affected by fluctuating interest rates. While we monitor the interest rate environment and, in some cases, employ hedging strategies to mitigate such impact, our financial results could be adversely affected by changes in interest rates. Our spread-based insurance and annuity business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited to customer deposits. Our ability to adjust for such a compression is limited by the guaranteed minimum rates that we must credit to policyholders on certain products, as well as the terms on most of our other products that limit reductions in the crediting rates to pre-established intervals. As of December 31, 2008, approximately 41% of our insurance liabilities were subject to interest rates that may be reset annually; 40% had a fixed explicit interest rate for the duration of the contract; 14% had credited rates that approximate the income we earn; and the remainder had no explicit interest rates. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Third, the profits from many non-spread-based insurance products, such as long-term care policies, can be adversely affected when interest rates decline because we may be unable to reinvest the cash from premiums received at the interest rates anticipated when we sold the policies. Finally, changes in interest rates can have significant effects on the market value and performance of our investments in general and specifically on the performance of our structured securities portfolio, including collateralized mortgage obligations, as a result of changes in the prepayment rate of the loans underlying such securities.

We employ asset/liability strategies that are designed to mitigate the effects of interest rate changes on our profitability but do not currently extensively employ derivative instruments for this purpose. We may not be successful in implementing these strategies and achieving adequate investment spreads.

We use computer models to simulate our cash flows expected from existing business under various interest rate scenarios. These simulations help us measure the potential gain or loss in fair value of our interest-sensitive financial instruments. With such estimates, we seek to manage the relationship between the duration of our assets and the expected duration of our liabilities. When the estimated durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in the value of assets should be largely offset by a change in the value of liabilities. At December 31, 2008, the duration of our fixed maturity investments (as modified to reflect prepayments and potential calls) was approximately 7.6 years, and the duration of our insurance liabilities was approximately 7.8 years. We estimate that our fixed maturity securities and short-term investments, net of corresponding changes in insurance acquisition costs, would decline in fair value by approximately $185 million if interest rates were to increase by 10% from rates as of December 31, 2008. This compares to a decline in fair value of $490 million based on amounts and rates at December 31, 2007. The calculations involved in our computer simulations incorporate numerous assumptions, require significant estimates and assume an immediate change in interest rates without any management reaction to such change. Consequently, potential changes in the values of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time.

General market conditions affect investments and investment income.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, risk spreads, real estate values, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial.

Financial market conditions can also affect our realized and unrealized investment gains (losses). During periods of rising interest rates, the fair values of our investments will typically decline. Conversely, during periods of falling interest rates, the fair values of our investments will typically rise.

Our results of operations may be negatively impacted if our initiatives to restructure our insurance operations are unsuccessful or if our planned conversions result in valuation differences.

Our Conseco Insurance Group segment has experienced decreases in premium revenues and new annualized premiums in recent years as well as expense levels that exceed product pricing expense assumptions. We have implemented several initiatives to improve operating results, including: (i) focusing sales efforts on higher margin products; (ii) reducing operating expenses by eliminating or reducing marketing costs of certain products; (iii) streamlining administrative procedures and reducing personnel; and (iv) increasing retention rates on our more profitable blocks of in-force business. Many of our initiatives address issues resulting from the substantial number of acquisitions of our predecessor company. Between 1982 and 1997, our predecessor company completed 19 transactions involving the acquisitions of 44 separate insurance companies. Our efforts involve improvements to our policy administration procedures and significant systems conversions, such as the elimination of duplicate processing systems for similar business. These initiatives may result in unforeseen expenses, complications or delays, and may be inadequate to address all issues. Some of these initiatives have only recently begun to be executed, and may not ultimately be successfully completed. While our future operating performance depends greatly on the success of these efforts, even if we successfully implement these measures, they alone may not sufficiently improve our results of operations.

Conversions to new systems can result in valuation differences between the prior system and the new system. We have recognized such differences in the past. Our planned conversions could result in future valuation adjustments, and these adjustments may have a material adverse effect on future earnings.

Our financial position may be negatively impacted if we are unable to achieve our goals.

We have identified a number of goals, including maintaining strong growth at Bankers Life, improving earnings stability and reducing volatility and reducing our enterprise exposure to long-term care business. The most consistent components of our operations in recent years have been Bankers Life and Colonial Penn, and the continued growth and profitability of those businesses is critical to our overall results. The failure to achieve these and our other goals could have a material adverse effect on our results of operations, financial condition and the price of our common stock.

A failure to improve the financial strength ratings of our insurance subsidiaries or a decline from the current ratings could cause us to experience decreased sales, increased agent attrition and increased policyholder lapses and redemptions.

An important competitive factor for our insurance subsidiaries is the ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products, and prospective policyholders view ratings as an important factor in evaluating an insurer’s products. This is especially true for annuity, interest-sensitive life insurance and long-term care products. The current financial strength ratings of our primary insurance subsidiaries from A.M. Best, S&P and Moody’s are “B (Fair),” “BB — ” and “Ba2,” respectively. A.M. Best has 16 possible ratings. There are six ratings above our “B” rating and nine ratings that are below our rating. S&P has 21 possible ratings. There are twelve ratings above our “BB — ” rating and eight ratings that are below our rating. Moody’s has 21 possible ratings. There are 11 ratings above our “Ba2” rating and nine ratings that are below our rating. Most of our competitors have higher financial strength ratings and, to be competitive over the long term, we believe it is critical to achieve improved ratings.

If we fail to achieve ratings upgrades from A.M. Best or if our ratings are further downgraded, we may experience declining sales of certain of our insurance products, defections of our independent and career sales force, and increased policies being redeemed or allowed to lapse. These events would adversely affect our financial results, which could then lead to ratings downgrades.

Competition from companies that have greater market share, higher ratings, greater financial resources and stronger brand recognition, may impair our ability to retain existing customers and sales representatives, attract new customers and sales representatives and maintain or improve our financial results.

The supplemental health insurance, annuity and individual life insurance markets are highly competitive. Competitors include other life and accident and health insurers, commercial banks, thrifts, mutual funds and broker-dealers.

Our principal competitors vary by product line. Our main competitors for agent sold long-term care insurance products include Genworth Financial, John Hancock Financial Services and MetLife. Our main competitors for agent sold Medicare supplement insurance products include United HealthCare, Blue Cross and Blue Shield Plans, Mutual of Omaha and United American.

In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top five writers, our market share is relatively small. For example, while our Bankers Life segment ranked fourth in annualized premiums of individual long-term care insurance in 2008 with a market share of approximately 4.6%, the top three writers of individual long-term care insurance had annualized premiums with a combined market share of approximately 57% during the period. In addition, while our Bankers Life segment was ranked fourth in direct premiums earned for individual Medicare supplement insurance in 2008 with a market share of 3.7%, the top writer of individual Medicare supplement insurance had direct premiums with a market share of 16.1% during the period.

Virtually all of our major competitors have higher financial strength ratings than we do. Many of our competitors are larger companies that have greater capital, technological and marketing resources and have access to capital at a lower cost. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability will decline.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents. Our predecessor company’s bankruptcy continues to be an adverse factor in developing relationships with certain agents. If we are unable to attract and retain sufficient numbers of sales representatives to sell our products, our ability to compete and our revenues and profitability would suffer.

Volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our sales of certain life insurance products and annuities.

Fluctuations in the securities markets and other economic factors may adversely affect sales and/or policy surrenders of our annuities and life insurance policies. For example, volatility in the equity markets may deter potential purchasers from investing in equity-indexed annuities and may cause current policyholders to surrender their policies for the cash value or to reduce their investments. In addition, significant or unusual volatility in the general level of interest rates could negatively impact sales and/or lapse rates on certain types of insurance products.

Federal and state legislation could adversely affect the financial performance of our insurance operations.

During recent years, the health insurance industry has experienced substantial changes, including those caused by healthcare legislation. Recent federal and state legislation and pending legislative proposals concerning healthcare reform contain features that could severely limit, or eliminate, our ability to vary pricing terms or apply medical underwriting standards to individuals, thereby potentially increasing our benefit ratios and adversely impacting our financial results. In particular, Medicare reform could affect our ability to price or sell our products or profitably maintain our blocks in-force. For example, the Medicare Advantage program provides incentives for health plans to offer managed care plans to seniors. The growth of managed care plans under this program could decrease sales of the traditional Medicare supplement products we sell. Some current proposals contain government provided long-term care insurance which could affect the sales of our long-term care products.

Proposals currently pending in Congress and some state legislatures may also affect our financial results. These proposals include the implementation of minimum consumer protection standards in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including information regarding lapse and replacement rates for policies and the percentage of claims denied. Enactment of any proposal that would limit the amount we can charge for our products, such as guaranteed premium rates, or that would increase the benefits we must pay, such as limitations on waiting periods, or that would otherwise increase the costs of our business, could adversely affect our financial results.

Tax law changes could adversely affect our insurance product sales and profitability.

We sell deferred annuities and some forms of life insurance that are attractive, in part, because policyholders generally are not subject to U.S. federal income tax on increases in policy values until some form of distribution is made. Congress has enacted legislation to lower marginal tax rates, to reduce the U.S. federal estate tax gradually over a ten-year period (with total elimination of the U.S. federal estate tax in 2010) and to increase contributions that may be made to individual retirement accounts and 401(k) accounts. While these tax law changes are scheduled to expire at the beginning of 2011 absent future congressional action, they could in the interim diminish the appeal of our annuity and life insurance products because the benefit of tax deferral is lessened when tax rates are lower and because fewer people may purchase these products when they can contribute more to individual retirement accounts and 401(k) accounts. Additionally, Congress has considered, from time to time, other possible changes to U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products. Such a change would make these products less attractive to prospective purchasers and therefore would likely cause our sales of these products to decline.

We face risk with respect to our reinsurance agreements.

We transfer exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported claims in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. As of December 31, 2008, our reinsurance receivables totaled $3.3 billion. Our ceded life insurance in-force totaled $13.8 billion. Our nine largest reinsurers accounted for 88% of our ceded life insurance in-force. We face credit risk with respect to reinsurance. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations may require us to increase liabilities, thereby reducing our net income and shareholders’ equity.

Our insurance subsidiaries may be required to pay assessments to fund other companies’ policyholder losses or liabilities and this may negatively impact our financial results.

The solvency or guaranty laws of most states in which an insurance company does business may require that company to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of other insurance companies that become insolvent. Insolvencies of insurance companies increase the possibility that these assessments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer’s financial strength and, in certain instances, may be offset against future premium taxes. We cannot estimate the likelihood and amount of future assessments. Although past assessments have not been material, if there were a number of large insolvencies, future assessments could be material and could have a material adverse effect on our operating results and financial position.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock may fluctuate significantly, and holders could lose all or part of their investment.

The trading price of our common stock has been subject to significant fluctuations and volatility and may continue to fluctuate for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	liquidity and credit agreement covenant compliance concerns;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by our directors and executive officers.

In addition, the stock markets have recently experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the insurance industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could drop materially based upon factors that have little or nothing to do with us.

In addition to the factors described above, the price of our common stock also could be affected by possible sales of our common stock by investors who view our new debentures as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our common stock as a result of the issuance of the new debentures.

The liquidity of the market for shares of our common stock and the prices at which our stock trades will depend upon the amount outstanding, the number of holders thereof, the interest of securities dealers in maintaining a market in the securities and other factors beyond our control.

Issuance of additional common stock, or securities convertible into common stock, or preferred stock could adversely affect holders of our common stock.

We may issue additional shares of common stock in the future, either in subsequent offerings, in connection with future acquisitions or business combinations or upon exercise, conversion or exchange of other securities. We may also issue additional securities that are convertible, exchangeable or exercisable into shares of our common stock. The number of shares of common stock that may be issuable, with or without stockholder approval, may be significant.

After the completion of this offering, we will have 247,033,716 outstanding shares of common stock, or 251,533,716 shares if the underwriters exercise in full their option to purchase additional shares. This number includes 49,500,000 shares that we are selling in this offering, assuming the underwriters exercise in full their option to purchase additional shares, which may be resold immediately in the public market.

We issued $176.5 million aggregate principal amount of new debentures on November 13, 2009 in the initial closing of the new debenture offering and we have a commitment from Morgan Stanley, pursuant to the purchase agreement, to purchase up to $116.5 million additional aggregate principal amount of new debentures. The new debentures are not convertible, except under limited circumstances, prior to June 30, 2013. Commencing on June 30, 2013, the new debentures will be convertible into shares of our common stock at the option of the holder at any time, subject to certain exceptions and subject to our right to terminate such conversion rights under certain circumstances relating to the sale price of our common stock. Initially, the new debentures will be convertible into 182.1494 shares of our common stock for each $1,000 principal amount of new debentures (or, approximately 53.4 million shares of common stock in the aggregate), which conversion rate is subject to adjustment following the occurrence of certain events in accordance with the terms of the indenture governing the new debentures. On November 13, 2009, we issued to Paulson warrants exercisable into 5.0 million shares of common stock. The warrants will have an exercise price of $6.50 per share of common stock, subject to customary anti-dilution adjustments. The warrants are not exercisable, except under limited circumstances, prior to June 30, 2013. Commencing on June 30, 2013, the warrants will be exercisable for shares of our common stock at the option of the holder at any time, subject to certain exceptions.

Moreover, our board of directors is authorized to issue preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future, including shares of our Series A Junior Participating Preferred Stock that are issuable upon exercise of outstanding preferred share purchase rights distributed in connection with our Section 382 Rights Agreement, that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

We also consider from time to time various strategic alternatives that could involve issuances of additional common stock, including but not limited to acquisitions and business combinations, but do not currently have any definitive plans to enter into any of these transactions.

The issuance of additional common stock or securities convertible into common stock would result in dilution of existing stockholders’ equity interests in us. Issuances of substantial amounts of our common stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our common stock. In addition, issuances of additional shares of common stock could imperil the use of our NOLs and consequently result in an event of default under our senior credit agreement. See “— Our ability to use our existing NOLs may be limited by this or other transactions, and any impairment of existing NOLs would likely breach the debt to total capitalization covenant of our senior credit agreement” above.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale.

As of December 11, 2009, we had 202,033,716 shares of common stock outstanding, including 747,500 shares of restricted common stock issued but not yet vested under our amended and restated long-term incentive plan but excluding (a) the shares of our common stock issuable upon conversion of the existing debentures; (b) the 53,369,775 shares of our common stock issuable upon conversion of the new debentures, assuming that we issue the full $293.0 million aggregate principal amount of new debentures (not including any additional shares issuable upon conversion in connection with a make whole adjustment event); (c) the 5,000,000 shares of our common stock issuable upon exercise of the warrants issued to Paulson; and (d) the 22,962,436 shares reserved for issuance pursuant to our stock plans. The market price of our common stock may be adversely affected by future issuances of common stock, including those resulting from conversions by holders of our new debentures, our existing debentures or the warrants issued to Paulson, which could decrease our common stock price. In addition, the possibility that shares of our common stock will be issued in connection with any conversion of the new debentures or the existing debentures, the exercise of the warrants issued to Paulson or pursuant to our stock plans may encourage short selling by market participants because the issuance of shares of common stock pursuant to the terms of those securities or plans could depress the price of our common stock.

We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.

We have not declared or paid any cash dividends on our common stock since our emergence from bankruptcy, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant. In addition, our senior credit agreement contains limitations on our ability to declare and pay cash dividends. Furthermore, as a condition of the order from the Pennsylvania Insurance Department approving the transfer of the stock of Senior Health, we agreed that we would not pay cash dividends on our common stock while any portion of the Senior Health note remained outstanding.

Accordingly, you may have to sell some or all of your common stock in order to generate cash from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The concentration of our capital stock ownership with Paulson could limit your ability to influence corporate matters.

Paulson has informed us that it owns approximately 9.9% of our outstanding shares of common stock after giving effect to the private sale of common stock described in “Summary — Recent Developments — Issuance of Common Stock and Warrants to Paulson” and including shares that Paulson previously acquired in open market transactions. Pursuant to our investor rights agreement with Paulson, subject to certain limitations, Paulson has the right to participate, pro rata and on the same terms and conditions offered to others, in certain offerings in which our common stock or certain securities convertible or exchangeable into our common stock may be issued solely for cash to the extent necessary for Paulson to maintain its then-current ownership percentage. Accordingly, Paulson may purchase up to 4,454,702 shares of common stock in this offering (or up to 4,900,172 shares if the underwriters exercise their over-allotment option in full). Following this offering, Paulson would own approximately 20.1% of our outstanding shares of common stock if Paulson does not exercise its right to purchase additional shares in this offering (or approximately 21.6% if Paulson exercises its right to purchase additional shares in this offering in full) if Paulson converts all of the $200 million aggregate principal amount of debentures it committed to purchase (of which it has already purchased $120.5 million aggregate principal amount) and exercises all of the 5.0 million warrants it purchased (assuming Paulson obtains the required regulatory approvals to so convert and exercise) and the holders of the remaining $93 million aggregate principal amount of the debentures convert all of their debentures. Pursuant to the investor rights agreement, if Paulson acquires more than 19.9% of our outstanding shares of common stock, Paulson has agreed, and will cause its affiliates to agree, not to vote shares collectively exceeding 19.9% of our voting power at any meeting of our stockholders or in connection with any written consent of our stockholders, unless otherwise consented by our board of directors. In such case, Paulson has also agreed to refrain from taking certain actions with respect to our ownership and management, including, among other things:

•	conducting or participating in transactions to acquire control, either by accumulation of shares, solicitation of proxies, or otherwise;

•	proposing matters for stockholder consideration;

•	seeking to nominate or remove any director;

•	granting proxies with respect to the vote of any of our equity securities;

•	forming, joining or participating in a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with respect to our equity securities, or entering into a voting trust or voting agreement; and

•	taking any other action to seek to control us, our board or our management, including through public statements.

Notwithstanding these limitations, Paulson still owns a concentration of our capital stock which could limit your ability to influence certain corporate matters and, as a result, we may not take actions that our other stockholders view as beneficial. As a result, the market price of our common stock could be adversely affected.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us, even if the acquisition would be favorable to holders of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may make it more difficult and expensive for investors to acquire us, even if doing so would be beneficial to our shareholders. In addition, we adopted our Section 382 Rights Agreement in January 2009, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

State insurance laws may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders.

State insurance laws include provisions that may delay, deter or prevent a takeover attempt that may be in the best interests of stockholders. For example, under applicable state insurance holding company laws and regulations, no person may acquire control of us, and thus indirect control of our insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Under applicable laws and regulations, any person acquiring, directly by stock ownership or indirectly (by revocable proxy or otherwise) 10% or more of the voting power of our capital stock would be presumed to have acquired control of us, and a person who beneficially acquires 10% or more of our shares of common stock without obtaining the approval of the appropriate state insurance commissioners would be in violation of state insurance holding company statutes and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the state insurance commissioners, unless the appropriate insurance regulatory authorities, upon advance application, determine otherwise. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $      million, or $      million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use $150.0 million plus 50% of the net proceeds in excess of $200.0 million (if any) to repay indebtedness under our senior credit agreement, as required by Amendment No. 3 to our senior credit agreement, which will become effective upon the closing of this offering. We intend to use the remaining net proceeds for general corporate purposes.

As of September 30, 2009, we had outstanding $854.6 million of borrowings under our senior credit agreement. The indebtedness under our senior credit agreement is scheduled to mature in October 2013. The borrowings under our senior credit agreement bear interest based on either a Eurodollar rate or a base rate. The Eurodollar rate is equal to LIBOR plus 4% (which will increase to 5% upon the effectiveness of the amendment to our senior credit agreement) with a minimum LIBOR rate of 2.5%. The base rate is equal to 3% (which will increase to 4% upon the effectiveness of the amendment to our senior credit agreement) plus the greatest of: (i) 1% above LIBOR with a minimum LIBOR rate of 2.5%, (ii) the Federal funds rate plus 0.50% or (iii) Bank of America’s prime rate. In addition, the senior credit agreement requires us to pay a fee equal to 1% of the outstanding principal balance under the senior credit agreement. This fee, which we have been adding to the principal balance outstanding and would have been payable at the maturity of the facility (approximately $6.0 million has been added to the outstanding principal balance in 2009), will cease to accrue, and will be payable, upon the effectiveness of Amendment No. 3 to our senior credit agreement. As of September 30, 2009, the interest rate on the term loan under the senior credit agreement was 7.5%.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Our Common Stock

Our common stock trades on the NYSE under the symbol “CNO.” The high and low sale prices of our common stock, as reported on the NYSE, for the quarterly periods beginning January 1, 2007, are set forth below. On December 11, 2009, the last reported sale price of our common stock on the NYSE was $4.75. As of December 11, 2009, there were 202,033,716 shares of our common stock outstanding held by approximately 260 record holders.

	Conseco Common Stock
	High	Low

2007
First Quarter	$20.46	$16.56
Second Quarter	21.25	17.25
Third Quarter	21.02	13.25
Fourth Quarter	16.26	12.05

2008
First Quarter	$12.64	$8.71
Second Quarter	12.34	9.62
Third Quarter	10.16	3.06
Fourth Quarter	5.21	1.31

2009
First Quarter	$5.10	$0.26
Second Quarter	3.90	0.82
Third Quarter	6.31	1.79
Fourth Quarter (through December 11, 2009)	6.85	4.58

Dividend Policy

We have not declared or paid any cash dividends on our common stock since our emergence from bankruptcy, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant. In addition, our senior credit agreement contains limitations on our ability to declare and pay cash dividends. Furthermore, as a condition of the order from the Pennsylvania Insurance Department approving the transfer of the stock of Senior Health, we agreed that we would not pay cash dividends on our common stock while any portion of the Senior Health note remained outstanding.

As an insurance holding company, the assets of which consist primarily of direct and indirect equity interests in our insurance company subsidiaries, our ability to pay dividends to our stockholders and meet our other obligations, including operating expenses and debt service, depends primarily on the receipt of dividends and other payments from our insurance company subsidiaries. The payment of dividends by our insurance subsidiaries is regulated under the insurance laws of the states in which they are organized. These regulations generally permit dividends to be paid from statutory earned surplus of the relevant insurance company for any 12-month period in amounts equal to the greater of, or in a few states, the lesser of:

•	statutory net gain from operations or statutory net income for the prior year; or

•	10% of statutory capital and surplus as of the end of the preceding year.

Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department.

CAPITALIZATION

The following table sets forth as of September 30, 2009 our consolidated capitalization on an actual basis and, using all of the assumptions set forth in the bullet points below and the notes to the table:

•	on an as adjusted basis to give effect to (i) the pay down of $25.0 million on the 6% Senior Health Note on November 12, 2009; and (ii) the following events on November 13, 2009: (1) our purchase of $176.5 million aggregate principal amount of existing debentures in the Tender Offer and the cancellation thereof, (2) our issuance of $176.5 million aggregate principal amount of new debentures; (3) our issuance of 16.4 million shares of our common stock and warrants to purchase 5.0 million shares of our common stock to Paulson for an aggregate purchase price of $77.9 million; and (4) our repayment of outstanding borrowings under our senior credit agreement of $36.8 million, an amount equal to half of the net proceeds from the private placement of common stock and warrants to Paulson, as required by our senior credit agreement; and

•	on a further adjusted basis to give effect to: (1) our sale of 45,000,000 shares of our common stock in this offering at an offering price of $ per share, after deducting underwriting discounts and commissions and our estimated offering expenses and (2) our repayment of outstanding borrowings under our senior credit agreement of an amount equal to $150.0 million plus 50% of the net proceeds in excess of $200.0 million from this offering (if any), as required by Amendment No. 3 to our senior credit agreement, which will become effective upon the closing of this offering.

This table should be read in conjunction with the information set forth under “Use of Proceeds” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained in the documents incorporated by reference in this prospectus.

				As Further
	Actual	As Adjusted		Adjusted
	(dollars in millions)

Debt:
3.50% Convertible Debentures due 2035	$293.0	$116.5	(1)		$116.5
Unamortized discount on 3.50% Convertible Debentures due 2035	(10.7)	(4.3	)(1)		(4.3)
7.0% Convertible Senior Debentures due 2016(3)	—	176.5	(2)		176.5
Unamortized discount on 7.0% Convertible Senior Debentures due 2016	—	(4.5	)(2)		(4.5)
Senior Credit Agreement	854.6	817.8	(4)
6% Senior Health Note	125.0	100.0			100.0

Total debt	$1,261.9	$1,202.0		$

Shareholders’ equity:
Common stock ($.01 par value, 8,000,000,000 shares authorized); 184,886,216 shares issued and outstanding on an actual basis, 201,286,216 shares issued and outstanding on an as adjusted basis, and 246,286,216 shares issued and outstanding on a further adjusted basis(5)	$1.9	$2.0	(6)		$2.5
Additional paid-in capital(3)	4,110.6	4,184.2	(6)
Accumulated other comprehensive loss	(146.0)	(146.0)			(146.0)
Accumulated deficit	(632.8)	(639.9	)(7)

Total shareholders’ equity	$3,333.7	$3,400.3		$

Total capitalization	$4,595.6	$4,602.3		$

(1)	The following summarizes the accounting effects of our purchase of $176.5 million aggregate principal amount of existing debentures in the Tender Offer:

Repurchased
Pursuant to
Tender Offer

Principal amount of existing debentures	$176.5

Loss on extinguishment of debt:
Unamortized discount and issuance costs	$(7.2)
Dealer manager fees	(2.9)
Other issuance costs	( .5)

Total loss on extinguishment of debt	$(10.6)

(2)	The following summarizes the accounting effects of the initial closing of our new debentures offering:

(footnotes continue on following page)

	Issued on
	November 13,
	2009

Aggregate principal amount of debentures	$176.5
Reduction in offering price	(1.0	)*
Initial purchaser’s discounts and commissions	(3.5)

Total proceeds from the offering of debentures	$172.0

Issuance costs	$(2.6	)**

*	In accordance with the terms of the new debentures, the offering price of each $1,000 principal amount debenture equals $1,000 less an amount equal to 7.0% per annum of such $1,000 principal amount based on (i) the actual number of days elapsed during the period from, and including, the deposit funding date to, and excluding, the issuance date of such debenture and (ii) a 365-day year. There were 28 days between the deposit funding date (October 16, 2009) and the issuance date (November 13, 2009) for the $176.5 million principal amount of new debentures. The reduction in offering price together with the initial purchaser’s discounts and commissions described above will be treated as a discount that is amortized over the term of the new debentures.
**	Total issuance costs will be amortized to expense over the term of the new debentures.

(3)	Holders of the existing debentures who did not tender their debentures in the Tender Offer have the right to require us to repurchase their debentures for cash on September 30, 2010. If any existing debentures remain outstanding after September 30, 2010, we will have the right to redeem such debentures on October 5, 2010 for cash. As of November 13, 2009, there are $116.5 million in aggregate principal amount of existing debentures outstanding. We have commitments from Morgan Stanley to purchase an additional aggregate principal amount of new debentures equal to the aggregate principal amount of existing debentures: (i) that we may purchase pursuant to any subsequent tender order that expires before October 5, 2010: (ii) that holders thereof require us to repurchase on September 30, 2010; or (iii) for any existing debentures that remain outstanding on October 5, 2010 that we elect to redeem.

In accordance with generally accepted accounting principles, we are required to consider on each issuance date whether the debentures issued on such date are issued with a beneficial conversion feature. A beneficial conversion feature will exist if the debentures may be convertible into common stock at an effective conversion price (calculated by dividing the proceeds from the issuance of debentures issued on that date (per $1,000 principal amount of debentures) by the then effective conversion rate) that is lower than the market price of a share of common stock on the date when all significant terms, including the quantity and timing of the issuance, are known. When a beneficial conversion feature exists, we are required to separately recognize the beneficial conversion feature at issuance by allocating a portion of the proceeds to the intrinsic value of that feature. The value of the beneficial conversion feature is recorded, net of taxes, as an increase to additional paid-in capital.

If a beneficial conversion feature exists on the actual date(s) of issuance, a discount equal to the intrinsic value of the beneficial conversion feature will be recorded against the carrying value of the debentures. Such discount will be amortized from the actual date(s) of issuance to the stated maturity date of the debentures using the effective interest method. Accordingly, the interest expense we recognize related to the debentures will be dependent upon whether a beneficial conversion feature exists on the actual date(s) of issuance and the amount by which the market price(s) of our common stock exceeds the effective conversion price on such actual date(s) of issuance.

On November 13, 2009, the market price of our common stock was $5.33 (the closing market price on November 12, 2009). Because this amount is less than the effective conversion price of $5.35 on that date, a beneficial conversion feature did not exist with respect to debentures issued on that date. We cannot predict the subsequent date(s) of issuance or the market price of a share of our common stock on such date(s) of issuance, and accordingly, we cannot predict whether a beneficial conversion feature will exist on such date(s) of issuance and, if so, what value(s) would be recorded.

The following summarizes the accounting effects with respect to the beneficial conversion feature if the assumed date of issuance of the entire $116.5 million principal amount of the remaining new debentures that may be issued pursuant to Morgan Stanley’s commitment was October 5, 2010 (the latest possible closing date), assuming an effective conversion price of $5.01 based on various assumed market prices of a share of our common stock (dollars in millions, except assumed market prices per share):

Assumed market price of a share of our common stock on assumed issuance date	$5.00	$6.00	$7.00	$8.00
Beneficial conversion feature	None	$21.0	$42.2	$63.4
Proceeds allocated to additional paid-in capital (net of tax)	None	$13.7	$27.5	$41.2
Proceeds allocated to debentures (net of unamortized discount)	$106.2	$85.2	$64.0	$42.8
Effective interest rate on the debentures	8.7%	12.7%	18.3%	27.1%

(4)	The following summarizes the accounting effects of the repayment of outstanding borrowings under our senior credit agreement as if such repayment had been completed on September 30, 2009:

(footnotes continue on following page)

Restructuring
Transaction
Adjustments
(dollars in millions)

Net proceeds from the private placement of common stock and warrants	$73.7
Percentage of such proceeds used to repay outstanding borrowings under our senior credit agreement	50%

Repayment of outstanding borrowings under our senior credit agreement	$36.8

Unamortized debt issuance costs related to extinguished borrowings under our senior credit agreement (recognized as a loss on extinguishment of debt)	$0.2

(5)	The number of outstanding shares of our common stock on an actual, as adjusted and further adjusted basis excludes (a) 677,500 shares of restricted stock issued but not yet vested under our amended and restated long-term incentive plan; (b) the shares of our common stock issuable upon conversion of the existing debentures; (c) the 53,369,775 shares of our common stock issuable upon conversion of the new debentures, assuming that we issue the full $293.0 million aggregate principal amount of new debentures (not including any additional shares issued upon conversion in connection with a make whole adjustment event); and (d) the 5.0 million shares of our common stock issuable upon exercise of the warrants issued to Paulson.

(6)	The following summarizes the accounting effects of the private placement of common stock and warrants as if such private placement had occurred on September 30, 2009:

Restructuring
Transaction
Adjustments
(dollars in millions)

Proceeds from the private placement of stock and warrants	$77.9
Financial advisory fees in connection with the private placement	(3.1)
Estimated expenses	(1.1)

Net proceeds from the private placement of common stock and warrants	$73.7

Net proceeds from the private placement of common stock and warrants allocated to:
Common stock	$0.1
Additional paid-in capital	73.6

Total	$73.7

(7)	The accumulated deficit adjustments reflect the recognition of: (i) a $6.9 million after-tax loss on the extinguishment of $176.5 million aggregate principal amount of the existing debentures tendered in the Tender Offer and (ii) a $0.2 million after-tax loss related to the writedown of deferred issuance costs associated with the repayment of certain outstanding borrowings under our senior credit agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists certain information, as of November 13, 2009, regarding the beneficial ownership of our outstanding common stock by:

•	the persons known to us to beneficially own 5% or more of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 13, 2009 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Columbia Wanger Asset Management, L.P.(1)	26,489,000	13.1%
Paulson & Co. Inc.(2)	20,000,000	9.9
R. Glenn Hilliard(3)	1,586,785	*
Donna A. James	33,088	*
R. Keith Long(4)	1,439,331	*
Debra J. Perry(5)	52,662	*
C. James Prieur(6)	1,270,000	*
Neal C. Schneider(5)	53,688	*
Michael T. Tokarz(5)	51,188	*
John G. Turner(5)	59,188	*
Doreen A. Wright	24,588	*
Edward J. Bonach(7)	182,000	*
Eric R. Johnson(8)	242,237	*
Scott R. Perry(9)	174,148	*
Steven M. Stecher(10)	129,475	*
All directors and executive officers as a group (18 persons)(11)	5,918,481	2.9

*	Less than 1%.
(1)	Based solely on the Amendment No. 3 to Schedule 13G filed with the SEC on January 27, 2009 by Columbia Wanger Asset Management, L.P. The Amendment No. 3 to Schedule 13G reports sole power to vote or direct the vote of 26,104,000 shares and sole power to dispose or direct the disposition of 26,489,000 shares. The business address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(2)	We have been informed by Paulson that they beneficially own 20,000,000 shares of our common stock. We have been informed that John Paulson has the power to vote and to dispose, or direct the vote and disposition of, all of the reported shares.

(3)	Includes 98,119 shares held by a family charitable foundation, of which Mr. Hilliard is a trustee. He disclaims beneficial ownership of such shares. Also includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 755,000 shares of common stock.

(4)	As of November 13, 2009, Otter Creek Partners I beneficially owned 610,450 shares of common stock. Otter Creek Inc., as the general partner of Otter Creek Partners I, may be deemed to be the beneficial owner of the 610,450 shares of common stock owned by Otter Creek Partners I. Mr. Long is the sole stockholder of Otter Creek Inc. As of November 13, 2009, Mr. Long directly owned 112,281 shares of common stock and by virtue of his ownership of Otter Creek Inc. had the power to vote and dispose of the shares owned by Otter Creek

(footnotes continue on following page)

Partners I and therefore, may be deemed to be the beneficial owner of the 610,450 shares of common stock owned by Otter Creek Partners I. As of November 13, 2009, Otter Creek International beneficially owned 716,600 shares of common stock. Otter Creek Inc., as an investment advisor of Otter Creek International, may be deemed to be the beneficial owner of the 716,600 Shares owned by Otter Creek International. Mr. Long, Otter Creek Partners and Otter Creek Inc. expressly disclaim beneficial ownership of the shares of common stock owned by Otter Creek International.

(5)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 15,400 shares of common stock.
(6)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 400,000 shares of common stock.
(7)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 40,000 shares of common stock.
(8)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 194,000 shares of common stock.
(9)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 116,750 shares of common stock.
(10)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase 94,000 shares of common stock.
(11)	Includes options, exercisable currently or within 60 days of November 13, 2009, to purchase an aggregate of 2,053,975 shares of common stock held by directors and executive officers.

RELATED PARTY TRANSACTIONS

Pursuant to the investor rights agreement, Paulson has the right to purchase in this offering the number of shares of common stock that would enable Paulson to maintain its current percentage ownership of approximately 9.9%. Accordingly, Paulson may purchase up to 4,454,702 shares of common stock in this offering (or up to 4,900,172 shares if the underwriters exercise their over-allotment option in full).

One of our directors, R. Keith Long, is a principal at Otter Creek Partners I, Otter Creek International and certain of their affiliates (“Otter Creek”). Otter Creek beneficially owns as of November 13, 2009 1,327,050 shares of common stock and has expressed an interest in purchasing additional shares in this offering.

In addition, Otter Creek owned $19,443,000 in aggregate principal amount of existing debentures, representing approximately 6.6% of the aggregate principal amount of outstanding existing debentures on November 12, 2009. Mr. Long is also a director and minority shareholder of Homestead Insurance Company, which previously beneficially owned $500,000 in aggregate principal amount of existing debentures, representing less than 1% of the aggregate principal amount of outstanding existing debentures on November 12, 2009. Each of Otter Creek and Homestead Insurance Company tendered $19,443,000 and $500,000, respectively, in principal amount of the existing debentures in the Tender Offer and participated in the Tender Offer on the same basis as the other holders of existing debentures who participated in the Tender Offer.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated certificate of incorporation authorizes us to issue 8,000,000,000 shares of common stock, par value $0.01 per share, and 265,000,000 shares of preferred stock, par value $0.01 per share. Of the authorized preferred shares, 2,000,000 are designated as Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”). See “— Preferred Stock” and “— Section 382 Rights Agreement” below.

The following description of our capital stock is a summary. It summarizes only those aspects of our capital stock that we believe will be most important to your decision to invest in our common stock. You should keep in mind, however, that it is our amended and restated certificate of incorporation, including any certificates of designations that are a part of our amended and restated certificate of incorporation, and our amended and restated by-laws and Delaware law, and not this summary, which define your rights as a security holder. There may be other provisions in these documents that are also important to you. You should read these documents for a full description of the terms of our capital stock.

Common Stock

As of December 11, 2009 there were 202,033,716 shares of our common stock outstanding. Our common stock is listed on the NYSE under the symbol “CNO.” American Stock Transfer and Trust Company, LLC is the transfer agent and registrar for our common stock. All outstanding shares of common stock are fully paid and non-assessable.

In accordance with our Section 382 Rights Agreement, each of our outstanding shares of common stock has associated with it the right to purchase a one one-thousandth of a share of our Series A Preferred Stock and each share of common stock that we issue prior to the earlier of (i) the date the preferred share purchase rights become exercisable and (ii) the expiration date of the Section 382 Rights Agreement, will be issued with an associated preferred share purchase right. See “— Section 382 Rights Agreement” below.

Dividends.  Except as otherwise provided by Delaware law or our amended and restated certificate of incorporation, and subject to all rights and preferences of holders of any outstanding shares of preferred stock, holders of common stock share ratably in all dividends and distributions, whether upon liquidation or dissolution or otherwise. Our common stock is subject to certain restrictions on paying dividends. See “Price Range of Common Stock and Dividend Policy” and “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.”

Voting.  Except as otherwise provided by Delaware law or our amended and restated certificate of incorporation and subject to the rights of holders of any outstanding shares of preferred stock, all of the voting power of our stockholders is vested in the holders of our common stock, and each holder of common stock has one vote for each share held by such holder on all matters voted upon by our stockholders.

Notwithstanding the voting rights granted to holders of common stock and preferred stock in our amended and restated certificate of incorporation or in any certificate of designations relating to any preferred stock, the voting rights of any stock held by any holder as of September 10, 2003, the effective date of our predecessor company’s plan of reorganization, are automatically reduced with respect to any particular stockholder vote or action by written consent to the extent, if any, required to avoid a presumption of control arising from the beneficial ownership of voting securities under the insurance statutes or regulations applicable to any of our direct or indirect insurance company subsidiaries, provided that no such reduction reduces such voting rights, without such holder’s written consent:

•	by more than the minimum amount required to reduce such voting rights to less than 10% of the aggregate voting rights of all stock entitled to vote or consent with respect to such vote or action, or

•	to the extent that such holder’s acquisition of control or deemed acquisition of control of our direct and indirect insurance company subsidiaries has been approved under, or is exempt from the approval requirements of, all insurance statutes and regulations applicable to our direct and indirect insurance company subsidiaries.

Board of Directors.  Except as otherwise provided in our amended and restated certificate of incorporation or any duly authorized certificate of designations of any series of preferred stock, directors are elected in accordance with the procedures and requirements prescribed by our amended and restated by-laws. Our amended and restated by-laws provide that, except in the case of vacancies and newly created directorships resulting from any increase in the total number of directors, each director shall be elected by the vote of the majority of the votes cast (where the number of votes cast “for” a director exceeds the number of votes cast “against” that director) with respect to the directors at any meeting for the election of directors at which a quorum is present, provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Other.  Our common stock is not convertible into, or exchangeable for, any other class or series of our capital stock. Pursuant to our investor rights agreement with Paulson, subject to certain limitations, Paulson has the right to participate, pro rata and on the same terms and conditions offered to others, in certain offerings in which our common stock or certain securities convertible or exchangeable into our common stock may be issued solely for cash to the extent necessary for Paulson to maintain its then-current ownership percentage. Except as contemplated by our Section 382 Rights Agreement and the investor rights agreement, holders of common stock have no preemptive or other rights to subscribe for or purchase additional securities of ours. Shares of our common stock are not subject to calls or assessments.

Preferred Stock

As of the date of this prospectus, we do not have any outstanding shares of preferred stock. However, each of our outstanding shares of common stock has associated with it the right to purchase a one one-thousandth of a share of our Series A Preferred Stock and each share of common stock that we issue prior to the earlier of the date such preferred share purchase rights become exercisable and the expiration date of the Section 382 Rights Agreement will be issued with an associated preferred share purchase right. See “— Section 382 Rights Agreement” below.

Section 382 Rights Agreement

On January 20, 2009, our board of directors declared a dividend of one preferred share purchase right (each, a “Right”) for each share of our common stock that was outstanding as of the close of business on January 30, 2009 in connection with the Section 382 Rights Agreement that was adopted by our board of directors on January 20, 2009 and approved by a vote at our annual meeting of shareholders on May 12, 2009. The following summary of the Section 382 Rights Agreement and the Rights is not complete. You should read the Section 382 Rights Agreement, which is an Exhibit to the Registration Statement, for a full description of its terms.

The Section 382 Rights Agreement is intended to help protect our NOLs by acting as a deterrent to any person or group (subject to certain exemptions) from becoming or obtaining the right to become, a “5-percent shareholder” (as such term is used in Section 382 of the Code, and the Treasury Regulations promulgated thereunder) (an “Acquiring Person”), without the approval of our board of directors. Stockholders who owned 5% or more of our outstanding common stock as of the close of business on January 20, 2009 will not trigger the Section 382 Rights Agreement so long as they do not acquire additional shares of common stock that equal more than 1% of the shares then outstanding without the approval of the board of directors. Any Rights owned by or transferred to any person who is or becomes an Acquiring Person will become null and void. Our board of directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Section 382 Rights Agreement.

Prior to entry into our agreement on October 13, 2009 with Paulson to sell common stock and warrants to Paulson, our board of directors deemed Paulson an Exempted Entity (as defined in the Section 382 Rights Agreement), and therefore not an Acquiring Person for purposes of the Section 382 Rights Agreement, solely with respect to:

•	the number of shares of our common stock and securities convertible into common stock or exchangeable or exercisable for common stock owned by Paulson and its affiliates as of the date of the stock and warrant purchase agreement;

•	the entry by us and Paulson into the stock and warrant purchase agreement, the performance of our respective obligations thereunder and the consummation of the transactions contemplated thereby (including ownership of any shares of common stock issued upon exercise of the warrants); and

•	the acquisition by Paulson of any aggregate principal amount of our new debentures or thereafter and any shares of common stock issued upon conversion of such new debentures.

See our current report on Form 8-K filed on October 13, 2009 for a more detailed description of the agreements related to the Paulson transaction.

In addition, our board of directors has approved the purchase by Paulson of up to 4,454,702 additional shares of common stock, which would be approximately 9.9% of the shares in this offering (or 4,900,172 shares if the underwriters exercise their over-allotment option in full) if Paulson exercises its right to purchase shares in this offering.

The Rights.  Our board of directors declared a dividend of one Right per each outstanding share of common stock payable to our stockholders of record as of January 30, 2009. In accordance with the Section 382 Rights Agreement, Rights have been and will continue to be issued in respect of all shares of common stock issued or disposed of (including, without limitation, upon disposition of common stock out of treasury stock or issuance or reissuance of common stock out of authorized but unissued shares) after the January 30, 2009 record date but prior to the earlier of (i) the date the Rights become exercisable and (ii) the expiration date of the Rights Agreement and the associated Rights.

Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from us one one-thousandth of a share of our Series A Preferred Stock, for a purchase price of $20.00 (the “Purchase Price”) (subject to adjustment). Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of our common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder, including without limitation any dividend, voting or liquidation rights.

Exercisability.  The Rights will not be exercisable until the earlier of (i) the 10th business day after the first date of a public announcement that a person or group (subject to certain exceptions) has become an Acquiring Person and (ii) the 10th business day (or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of, or the first public announcement of an intention to commence a tender or exchange offer, the consummation of which would result in any person or group (subject to certain exceptions) becoming an Acquiring Person (the earlier of such dates, the “Distribution Date”). Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of common stock.

After the Distribution Date, each holder of a Right, other than Rights beneficially owned by any Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of common stock having a market value of two times the Purchase Price.

Exchange.  At any time after any person or group first becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock or the occurrence of an event described in the prior paragraph, our board of directors may, at its option, exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration.  The Rights will expire on the earliest of (i) the close of business on January 20, 2012, (ii) the time at which the Rights are redeemed pursuant to the Section 382 Rights Agreement (as described below), (iii) the time at which the Rights are exchanged pursuant to the Section 382 Rights Agreement, (iv) our board of directors’ determination that the Section 382 Rights Agreement is no longer necessary for the preservation of the NOLs because of the repeal of Section 382 or any successor statute and (v) the beginning of a taxable year of ours to which our board of directors determines that no tax benefits may be carried forward.

Redemption.  At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem all but not less than all the then-outstanding Rights at a price of $0.01 per Right (the “Redemption Price”) (subject to adjustment). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions.  The Purchase Price of the Series A Preferred Stock, the number shares of Series A Preferred Stock issuable and the number of outstanding Rights are subject to adjustment to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or our common stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Amendments.  For so long as the Rights are then redeemable, we may amend or supplement any provision of the Section 382 Rights Agreement without the consent of the holders of the Rights. At any time when the Rights are no longer redeemable, our board of directors may amend or supplement the Section 382 Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Section 382 Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder.

Reorganization, Merger or Sale.  In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

In addition to shares of Series A Preferred Stock authorized in connection with our Section 382 Rights Agreement, our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing our future takeover or change of control unless the takeover or change of control is approved by our board of directors. These provisions may also render the removal of the current board of directors and of management more difficult. These provisions include:

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of our board of directors to issue, without stockholder approval, certain series of preferred stock with such terms as the board of directors may determine.

Anti-Takeover Effects of Certain Insurance Laws

The insurance laws and regulations of the jurisdictions in which we or our insurance subsidiaries do business may impede or delay a business combination involving us. State insurance holding company laws and regulations applicable to us generally provide that no person may acquire control of a company, and thus indirect control of its insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Generally, any person acquiring beneficial ownership of 10% or more of the voting power of our capital stock would be presumed to have acquired control, unless the appropriate insurance regulatory authorities upon advance application determine otherwise.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, collectively referred to as Similar Laws, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, each referred to as a Plan.

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, each an “ERISA Plan,” and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Representation

Accordingly, by acceptance of the common stock, each buyer and subsequent transferee of the common stock will be deemed to have represented and warranted that either (A) no portion of the assets used by such buyer or transferee to acquire and hold the common stock constitutes assets of any Plan or (B) the purchase and holding of the common stock by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the matters described herein.

UNDERWRITING

We are offering the shares described in this prospectus through the underwriters named below. Subject to certain conditions, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase from us, the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated is the representative of the underwriters named below.

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
FBR Capital Markets & Co.
Macquarie Capital (USA) Inc.

Total:	45,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides, in certain circumstances, that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, in whole or in part, the underwriters will become obligated, subject to certain conditions, to severally purchase such additional shares of common stock in approximately the same proportion as set forth in the table above.

Underwriting Discounts and Commissions

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional 4,500,000 shares of common stock.

Total
	Per Share		No Exercise	Full Exercise

Public offering price		%	$	$
Underwriting discounts and commissions to be paid by us		%	$	$
Proceeds, before expenses, to us		%	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $650,000.

Our common stock is listed on the New York Stock Exchange under the trading symbol “CNO”.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representative, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in this paragraph or the immediately preceding paragraph is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale by us of shares to the underwriter pursuant to this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

•	grants by us of employee stock options or other equity-based compensation pursuant to the terms of a plan in effect on the date of this prospectus; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period.

Each of our directors and executive officers and Paulson has agreed that, without the prior written consent of the representative, it will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by it, or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in this bullet point or the immediately preceding bullet point is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply in the case of our directors and executive officers to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into our common stock as a bona fide gift; provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, will be required or will be voluntarily made during the restricted period;

•	transfers to an immediate family member of each of our directors and executive officers;

•	transfers to any trust for the direct or indirect benefit of each of our directors and executive officers, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•	transfers to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) of each of our directors and executive officers; provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, will be required or will be voluntarily made during the restricted period;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders;provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of our common stock during the 90-day restricted period.

The restrictions described above do not apply, in the case of Paulson, to:

•	transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of the public offering;

•	transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift;

•	transfers to an immediate family member;

•	transfers to any trust for the direct or indirect benefit of such person or entity, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•	transfers to an affiliate (as that term is defined in Rule 405 under the Securities Act) of such entity;

•	distributions of shares of our common stock or any security convertible into our common stock to limited partners or stockholders;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of our common stock during the 90-day restricted period;

•	transfers of our capital stock to any wholly-owned subsidiary, provided that there will be no further transfer of such capital stock except in accordance with the restrictions described herein, and that any such transfer will not involve a disposition for value;

•	transfers in connection with mergers, tender offers, exchange offers or business combinations; or

•	transfers or sales to reduce Paulson’s beneficial ownership in common stock to 9.9%.

The exceptions to the restrictions described above apply only if, in each applicable case, any distributee, transferee or donee agrees to be bound by the transfer restrictions described here.

Each of our directors and executive officers, and Paulson, has also agreed that, without the prior written consent of the representative, it will not, during the period commencing on the date hereof and ending 90 days after the date of the prospectus, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Notwithstanding the foregoing, Paulson is entitled to enforce its rights under the investor rights agreement, but such enforcement right shall not be construed to permit Paulson to engage in any transaction prohibited above during the 90-day restricted period.

We agree to issue stop transfer instructions to the transfer agent for our common stock with respect to any transaction or contemplated transaction that would constitute a breach of the above restrictions, and each of our directors and executive officers, and Paulson, agree to consent to such issuance of stop transfer instructions.

Price Stabilization and Short Positions

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on websites maintained by each underwriter. The underwriters may allocate a number of shares of common stock for sale to their online brokerage account holders. Internet distributions may be made by each underwriter on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters have acted as initial purchasers or underwriters in certain of our securities offerings. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Affiliates of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are lenders under our senior credit agreement.

We entered into an engagement letter with the representative on June 9, 2009, whereby the representative, acting as a financial advisor, agreed to provide us with on-going advice regarding, among other things, our capital structure. The engagement letter provides that the representative be paid a quarterly fee in connection with providing such advisory services. This fee has been paid to the representative each quarter beginning January 1, 2009.

In addition to the abovementioned advisory role, the representative has acted as (1) dealer manager for our cash tender offer for our outstanding existing debentures that closed on November 13, 2009; (2) sole book-running manager in a private placement of up to $293 million aggregate principal amount of new debentures in one or more series, to qualified institutional buyers under Rule 144A for which the issuance of the first series closed on November 13, 2009; and (3) financial advisor in a private placement to Paulson of 16.4 million shares of our common stock and warrants to purchase 5.0 million additional shares of common stock for an aggregate purchase price of $77.9 million that closed on November 13, 2009.

FINRA Qualification

We are paying up to $50,000 in legal expenses to qualify this offering with the Financial Industry Regulatory Authority (“FINRA”) under FINRA Rule 5110. FINRA deems this payment to be underwriting compensation.

Foreign Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

United Kingdom

Each underwriter represents and agrees that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

VALIDITY OF THE SHARES

Simpson Thacher & Bartlett LLP, New York, New York, will pass upon the validity of the shares of common stock offered hereby for us. Davis Polk & Wardwell LLP, New York, New York, will pass upon the validity of the shares of common stock on behalf of the underwriters.

EXPERTS

The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference to Conseco, Inc.’s Current Report on Form 8-K dated October 13, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Conseco, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the reports (which contain an emphasis of a matter paragraph based on certain events that occurred subsequent to December 31, 2008, which include an amendment to our senior credit agreement, certain rating agency downgrades and the obtainment of certain regulatory agency approvals and an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

45,000,000 Shares

Conseco, Inc.

Common Stock

Prospectus

December   , 2009

Morgan Stanley

Credit Suisse

FBR Capital Markets

Macquarie Capital

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee, and the New York Stock Exchange Supplemental listing fee.

SEC registration fee	$13,065
FINRA filing fee	23,500
New York Stock Exchange supplemental listing fee	185,625
Transfer agent’s fee	3,500
Printing and engraving expenses	65,000
Legal fees and expenses	250,000
Accounting fees and expenses	75,000
Miscellaneous	34,310

Total	$650,000

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Our Amended and Restated Certificate of Incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any transaction from which the director derives an improper personal benefit; (ii) for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) for any improper payment of dividends or redemption of shares; or (iv) for any breach of the director’s duty of loyalty to us or our stockholders.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws further provide, as permitted by Section 145 of the DGCL, that each person who was, is or is threatened to be made a party to or is otherwise involved with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer or, while a director or officer, is or was serving at the request of Conseco as a director, officer, employee or agent of another company or enterprise (an “indemnitee”), will be indemnified and held harmless by us to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys’ fees), reasonably incurred or suffered by such indemnitee in connection therewith. This right of indemnification includes our obligation to provide an advance of expenses, although the indemnitee may be required to repay such an advance if there is a judicial determination that the indemnitee was not entitled to the indemnification.

As permitted by our Amended and Restated Bylaws, we and certain of our subsidiaries have entered into indemnification agreements with our directors, a form of which is filed as an exhibit to this Registration Statement on Form S-1 and is incorporated by reference herein.

The foregoing statements are subject to the detailed provisions of the DGCL, our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the indemnification agreements.

Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us.

Item 15.	Recent Sales of Unregistered Securities.

On October 14, 2009, we entered into a purchase agreement with Morgan Stanley & Co. Incorporated, as initial purchaser (the “Initial Purchaser”), in connection with the issuance and sale of up to $293.0 million aggregate principal amount of our 7.0% Convertible Senior Debentures due 2016 (the “New Debentures”). The New Debentures will not be convertible prior to June 30, 2013, except under limited circumstances. Commencing on June 30, 2013, the New Debentures will be convertible into shares of our common stock, par value $0.01 per share (the “Common Stock”), at the option of the holder at any time, subject to certain exceptions, based on an initial conversion rate of 182.1494 shares of Common Stock per $1,000 principal amount of New Debentures, which is equivalent to an initial conversion price of approximately $5.49 per share of Common Stock, which represents approximately a 10% premium to the closing sale price of the Common Stock on the New York Stock Exchange on October 13, 2009. In addition, holders of the New Debentures will under certain circumstances have the right to convert the New Debentures at an increased conversion rate.

Under the terms and subject to the conditions set forth in the purchase agreement for the New Debentures, we agreed to sell to the Initial Purchaser and the Initial Purchaser agreed to purchase from us, an aggregate principal amount of the New Debentures equal to the aggregate principal amount of our 3.50% Convertible Debentures due September 30, 2035 (the “Existing Debentures”) that:

•	we purchased in the cash tender offer for our Existing Debentures that we commenced on October 15, 2009 (the “Tender Offer”) and in any subsequent issuer tender offer for the Existing Debentures that expires before October 5, 2010;

•	we are required by holders of Existing Debentures to repurchase on September 30, 2010 pursuant to the terms of the Existing Debentures; and

•	the aggregate principal amount of Existing Debentures redeemed by us on October 5, 2010, if any, pursuant to the terms of the Existing Debentures.

On November 13, 2009, in connection with the closing of the Tender Offer, we sold $176.5 million aggregate principal amount of New Debentures to the Initial Purchaser as part of the initial closing of the private placement of New Debentures.

The offer and sale of the New Debentures to the Initial Purchaser was not registered under the Securities Act in reliance upon the exemption from registration under Section 4(2) of the Securities Act. The Initial Purchaser then offered for resale the New Debentures to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act. We relied on these exemptions from registration based in part on representations made by the Initial Purchaser.

On October 13, 2009, we entered into a stock and warrant purchase agreement (the “Stock and Warrant Purchase Agreement”) with Paulson & Co. Inc. on behalf of the several investment funds and accounts managed by it (“Paulson”) to issue and sell 16.4 million shares (the “Shares”) of our Common Stock and warrants to purchase, upon exercise, an aggregate of 5.0 million shares of Common Stock at an exercise price of $6.50 per share (subject to adjustment for certain events) (the “Warrants”). Paulson paid an aggregate purchase price of $77.9 million for the Shares and the Warrants. On November 13, 2009, in connection with the closing of the Tender Offer, we closed the private placement of Shares and Warrants to Paulson.

The Shares and Warrants were sold in the private placement in reliance upon the exemption from registration under Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder, including Regulation D. We relied on this exemption from registration based in part on representations made by Paulson in the Stock and Warrant Purchase Agreement.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules

All schedules are omitted because the required information is presented within our consolidated financial statements included with our current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2009 (first filing) and are incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carmel, State of Indiana, on December 14, 2009.

CONSECO, INC.

By:	/s/ Edward J. Bonach
Name:    Edward J. Bonach

Title:	Executive Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on December 14, 2009.

Signature	Title

* C. James Prieur	Director and Chief Executive Officer (Principal Executive Officer)

* Edward J. Bonach	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* John R. Kline	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* R. Glenn Hilliard	Chairman of the Board

* Donna A. James	Director

* R. Keith Long	Director

* Debra J. Perry	Director

* Neal C. Schneider	Director

* Michael T. Tokarz	Director

Signature	Title

John G. Turner	Director

* Doreen A. Wright	Director

* /s/ Karl W. Kindig Karl W. Kindig, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
2.1		Sixth Amended Joint Plan of Reorganization of Conseco, Inc. and affiliated Debtors, incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K filed September 15, 2003.
2.2		Order Confirming Reorganizing Debtors’ Sixth Amended Joint Plan of Reorganization, incorporated by reference to Exhibit 2.3 of our Current Report on Form 8-K filed September 15, 2003.
3.1		Amended and Restated Certificate of Incorporation of Conseco, Inc., incorporated by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
3.2		Amended and Restated Bylaws of Conseco, Inc. dated as of April 28, 2009, incorporated by reference to Exhibit 3.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
4.1		Section 382 Rights Agreement, dated as of January 20, 2009, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed January 20, 2009.
4.4		Indenture dated as of August 15, 2005 for 3.50% Convertible Debentures due September 30, 2035 between Conseco, Inc. and The Bank of New York Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.4 of our Current Report on Form 8-K filed August 16, 2005.
4.5		Indenture, dated as of October 16, 2009, between Conseco, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009.
4.6		Form of 7.0% Convertible Senior Debentures due 2016 incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009.
5	.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1		Second Amended and Restated Credit Agreement dated as of October 10, 2006 among Conseco, Inc., Bank of America, N.A., as Agent, J.P. Morgan Chase Bank, N.A., as Syndication Agent, and other parties, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed October 11, 2006), Amendment No. 1 thereto dated as of June 12, 2007, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed June 15, 2007), Amendment No. 2 thereto dated March 30, 2009, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 31, 2009 and Amendment No. 3 thereto dated December 8, 2009, incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on December 9, 2009.
10.4		Guarantee and Security Agreement dated as of June 22, 2004 among Conseco, Inc., the Subsidiary Guarantors Party thereto and Bank of America, N.A., as Agent, incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed June 23, 2004.
10.5		Stock and Warrant Purchase Agreement dated as of October 13, 2009 by and between Conseco, Inc. and Paulson & Co. Inc., incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed October 13, 2009.
10	.6(A)	Investor Rights Agreement dated as of November 13, 2009 between Conseco, Inc. and Paulson & Co. Inc. on behalf of the several investment funds and accounts managed by it.
10.7		Form of Warrant, incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed October 13, 2009.
10.8		Purchase Agreement, dated as of October 14, 2009, between Conseco, Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit(b)(1) of our Schedule TO filed on October 15, 2009.

Exhibit No.	Description

10.11	Letter of agreement dated as of August 3, 2007 between Conseco Services, LLC and John R. Kline, incorporated by reference to Exhibit 10.11 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.12	Amended and Restated Employment Agreement dated as of October 6, 2006 between 40|86 Advisors, Inc. and Eric R. Johnson, incorporated by reference to Exhibit 10.12 of our Current Report on Form 8-K filed October 12, 2006), as amended by Amendment dated as of October 14, 2008, incorporated by reference to Exhibit 10.12 of our Annual Report on Form 10-K for the year ended December 31, 2008.
10.13	Conseco, Inc. Amended and Restated Long-Term Incentive Plan, incorporated by reference to Annex B to our Proxy Statement filed on April 23, 2009.
10.14	Form of executive stock option agreement under Conseco, Inc. 2003 Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005.
10.15	Form of executive restricted stock agreement under Conseco, Inc. 2003 Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004.
10.16	Form of Indemnification Agreement among Conseco, Inc., CDOC, Inc., Conseco Services, LLC and each director of Conseco, Inc., incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the year ended December 31, 2008.
10.18	Closing Agreement on Final Determination Covering Specific Matters, incorporated by reference to Exhibit 10.14 of our Current Report on Form 8-K filed September 14, 2004.
10.20	Conseco, Inc. Pay for Performance Incentive Plan, as amended, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed March 31, 2009.
10.21	Closing Agreement on Final Determination Covering Specific Matters, incorporated by reference to Exhibit 10.21 of our Current Report on Form 8-K filed August 1, 2006.
10.22	Form of performance unit award agreement under the Conseco, Inc. 2003 Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
10.23	Employment Agreement dated as of August 9, 2006 between Conseco, Inc. and C. James Prieur, incorporated by reference to Exhibit 10.23 of our Current Report on Form 8-K filed August 9, 2006.
10.24	Conseco Inc. Deferred Compensation Plan effective January 1, 2007, incorporated by reference to Exhibit 10.24 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as amended by First Amendment of the Conseco Deferred Compensation Plan, effective January 1, 2007.
10.25	Amended and Restated Employment Agreement dated as of August 17, 2007 between Conseco Services, LLC and Susan L. Menzel, incorporated by reference to Exhibit 10.25 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.26	Amended and Restated Employment Agreement dated as of February 27, 2008 between Conseco Services, LLC and Russell M. Bostick, incorporated by reference to Exhibit 10.26 of our Annual Report on Form 10-Q for the year ended December 31, 2007, as amended by Amendment dated as of April 16, 2009, incorporated by reference to Exhibit 10.26 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
10.27	Employment Agreement dated as of September 8, 2005 between Conseco Services, LLC and Christopher J. Nickele, incorporated by reference to Exhibit 10.27 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
10.28	Employment Agreement dated as of October 1, 2008 between Conseco Services, LLC and Scott R. Perry, incorporated by reference to Exhibit 10.28 of our Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit No.		Description

10.31		Stipulation of Settlement — In Re Conseco Life Insurance Co. Cost of Insurance Litigation, Cause No. MDL 1610 (Central District, California), incorporated by reference to Exhibit 10.31 of our Annual Report on Form 10-K for the year ended December 31, 2006.
10.32		Employment Agreement dated as of April 23, 2007 between Conseco, Inc. and Edward J. Bonach, incorporated by reference to Exhibit 10.32 of our Current Report on Form 8-K filed April 27, 2007.
10.33		Coinsurance and Administration Agreement between Conseco Insurance Company and Reassure American Life Insurance Company, incorporated by reference to Exhibit 10.34 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
10.34		Employment Agreement dated as of May 27, 2008 between Conseco Services, LLC and Steven M. Stecher, incorporated by reference to Exhibit 10.36 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.35		Form A Statement Regarding the Acquisition of Control of Conseco Senior Health Insurance Company, including the Transfer Agreement dated as of August 11, 2008 by and among the Corporation, CDOC, Inc. and Senior Health Care Transition Trust, incorporated by reference to Exhibit 10.37 of our Current Report on Form 8-K filed August 11, 2008.
10.36		Employment Agreement dated as of June 11, 2008 between Conseco Services, LLC and Matthew J. Zimpfer, incorporated by reference to Exhibit 10.38 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as amended by Amendment dated as of May 29, 2009, incorporated by reference to Exhibit 10.38 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
12.1		Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends, incorporated by reference to Exhibit 12.1 of our Current Report on Form 8-K filed on October 13, 2009.
12	.2(A)	Computation of Ratio of Earnings to Fixed Charges for the nine months ended September 30, 2009.
21.1		List of Subsidiaries, incorporated by reference to Exhibit 21 of our Annual Report on Form 10-K for the year ended December 31, 2008.
23	.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinions filed as Exhibit 5.1 hereto).
23	.2*	Consent of PricewaterhouseCoopers LLP.
24	.1(A)	Powers of Attorney.

*	Filed herewith.

(A)	Previously filed.